Provident Energy Announces 2004 Year-end and Fourth Quarter Results

NEWS RELEASE NUMBER 08-05	March 14, 2005

All values are in Canadian dollars and conversions of natural gas volumes to barrels of oil equivalent (boe) are at 6:1 unless otherwise indicated.

2004 Highlights

  Provident was the first Canadian energy trust to acquire significant oil and gas assets in the United States, purchasing Los Angeles-based BreitBurn Energy. The acquisition created Provident's third business unit and strengthened the trust by providing a long-term source of cash flow.

  Provident's acquisitions, internal development activities and overall strong commodity prices increased the trust's consolidated proved plus probable oil and gas reserves from 54,894 Mboe (0.66/unit) to 130,800 Mboe (0.92/unit).

  Provident's proved plus probable reserve life index (RLI) at December 31, 2004 was 9.3 years, a 40 percent increase over 2003. The increase reflects the acquisition of long-life reserves in the U.S., acquisition and internal development activities in Canada, and overall strong commodity prices. Incorporating the long-life midstream assets, Provident's economic life is greater than 13 years.

  Provident's finding, development and acquisition (FD&A) costs in 2004 including future capital and revisions based on NI 51-101 reporting guidelines were $14.07/boe for total proved reserves and $11.58/boe for proved plus probable reserves. Provident's three year average total proved plus probable FD&A cost were $10.68/boe, including future development capital and NI-51-101 revisions.

  Provident's consolidated oil and gas exit production was 36,700 boed, compared to 26,190 boed in 2003. 2004 consolidated exit production was weighted 40 percent to natural gas, 42 percent to light/medium oil and NGLs, and 18 percent to heavy oil.

  Provident's Midstream Services and Marketing group exceeded earnings before interest, taxes and depreciation (EBITDA) expectations, generating EBITDA of $50.1 million in 2004, well above market expectations of $38 to $42 million.

  Provident maintained its monthly cash distribution at $0.12/unit throughout 2004, distributing a total of $164.6 million ($1.44/unit), representing a payout ratio of 89 percent of cash flow from operations.

CALGARY, ALBERTA - Provident Energy Trust (Provident) (TSX - PVE.UN; AMEX-PVX) today reported 2004 cash flow from operations of $185.2 million ($1.59 unit), compared to $128.4 million ($1.88/unit) in 2003. Distributions paid in 2004 totaled $164.6 million ($1.44/unit), compared to $129.6 million ($2.06/unit) in 2003. For the year, Provident's payout ratio of cash flow from operations was 89 percent, compared to 101 percent in 2003. Provident has early adopted and retroactively applied the classification of convertible debentures as debt and netted the interest expense from cash flow and income. Consequently, adjusted cash flow is no longer relevant.

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"Provident Energy ended 2004 a very different trust from 2003. In 2004, Provident completed the corporate acquisitions of Olympia Energy and Viracocha Energy in Alberta, and Los-Angeles based BreitBurn Energy. BreitBurn subsequently executed the acquisition of the Orcutt Field in California's Santa Maria Basin, providing Provident an even stronger U.S. base," said Provident Chief Executive Officer Tom Buchanan "The acquisitions of Olympia and Viracocha were accretive to Provident's cash flow and production on a per unit basis, while the acquisitions of BreitBurn and Orcutt were highly accretive to reserves and net asset value on a per unit basis and added high-quality, long-life crude oil and gas production assets at attractive valuation metrics."

"In the last 18 months, Provident has executed its balanced portfolio strategy. We have established three distinct business units - Midstream Services, U.S. Oil and Gas Production and Canada Oil and Gas Production - and in so doing we have improved the stability of cash flows. We have also positioned Provident for growth outside of the intensely competitive Western Canada Sedimentary Basin and enhanced the sustainability of the trust."

Fourth quarter 2004 cash flow from operations was $58.4 million ($0.41/unit), compared to $30.3 million ($0.37/unit) in fourth quarter 2003. Distributions declared in fourth quarter 2004 totaled $52.1 million ($0.36/unit), compared to $32.0 million ($0.39/unit) in 2003. For the three months ended December 31, 2004, Provident's payout ratio of cash flow from operations was 89 percent, compared to 105 percent for the same period in 2003.

Business Unit Results

Provident has diversified investments across the energy value chain in Canada and the United States. The business is managed within three key business units - Midstream Services and Marketing (Midstream), U.S. Oil and Gas Production (USOGP) and Canada Oil and Gas Production (COGP).

Midstream Services and Marketing

Provident's Midstream business unit generates cash flow by providing fee-based services, including extraction, transportation, storage, distribution and marketing of NGLs to petroleum producers and refiners, petrochemical companies and marketing firms.

For 2004, Provident's Midstream business unit generated EBITDA of $50.1 million and cash flow from operations of $42.6 million. For the fourth quarter 2004, Midstream earned EBITDA of $18.0 million and cash flow of $16.6 million. Annual throughput at the Redwater fractionation facility averaged 55,120 bpd. For the three months ended December 31, 2004, throughput was 56,452 bpd, compared to 63,616 bpd for the fourth quarter of 2003. In 2004, outages on a liquids gathering system and a third party delivery system contributed to a reduction in throughput at the Redwater facility. The reduced throughput in the fourth quarter was also a result of a seven-day shutdown in October which was required for the installation of a back-up, deethanizer reboiler.

"In 2004, the Midstream Services and Marketing group exceeded our EBITDA expectations, despite third-party operational challenges that restricted throughput at the facility last May and June," said Provident President Randy Findlay. "The addition of the Midstream Services business to Provident has enhanced the stability and sustainability of the trust. The Midstream Services business differentiates the trust and ideally positions Provident to participate in the future growth of the NGL processing business driven by drilling in Northern Alberta and British Columbia, and the potential for future transportation of liquids rich natural gas from the Mackenzie Delta and Alaska."

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U.S. Oil and Natural Gas Production

Provident's USOGP business unit produces cash flow from the production and sale of natural gas and crude oil from basins in Southern California and Wyoming. BreitBurn Energy LP operates 100 percent of the production. Provident's interest in BreitBurn is approximately 94 percent.

On June 16, 2004, Provident completed the acquisition of BreitBurn Energy LLC, a private exploitation and production company based in Los Angeles, California. The acquisition added approximately 3,634 boed of incremental production in the second half of 2004 and 39.9 million boe of proved plus probable reserves to Provident. Subsequent to the original BreitBurn acquisition, additional interests were purchased in the Sawtelle and East Beverly Hills fields adding an incremental 2.5 million boe of proved plus probable reserves to BreitBurn. The reserve values are based on year-end engineering and pricing forecasts, and backed up to the effective dates of the acquisitions by actual production received.

Aggregate consideration for the shares of BreitBurn was $157.4 million in cash and the assumption of $33.6 million of working capital deficiency and financial obligations of BreitBurn for a total purchase price of $191 million. Under terms of the transaction, Provident reorganized BreitBurn into a Limited Partnership (LP). BreitBurn co-founders and co-chief executive officers, Randall Breitenbach and Halbert Washburn, acquired an original eight percent interest in the LP for $13.7 million and continue to lead BreitBurn's business in the U.S. as co-CEOs.

On October 4, 2004, BreitBurn closed the $58.5 million property acquisition of the Orcutt Field in the Santa Maria Basin, adding approximately 1,425 boed of incremental production in the fourth quarter of 2004 and 12.2 million boe of proved plus probable reserves.

"Our most defining actions in 2004 were the acquisition of BreitBurn Energy and the addition to the Provident team of an experienced, highly technical U.S.-based management team committed to creating long-term value for Provident unitholders," said Mr. Findlay.

"BreitBurn is an exciting new addition to Provident's portfolio and represents a significant step in our ongoing evolution. With reserve life indices over 20 years, natural decline rates of approximately six percent and significant development opportunities these newly acquired mature U.S. oil and gas fields provide long-term sources of cash flow. The U.S. oil and gas business also adds significant depth to our already diversified portfolio, well positions Provident for future U.S. acquisitions and sets Provident apart from other energy trusts."

From June 16 to December 31, 2004, USOGP generated $21.5 million of cash flow from operations. In the fourth quarter of 2004, USOGP generated $11.5 million of cash flow from operations. There are no comparable periods, as Provident began reporting USOGP segment results in the third quarter 2004.

For the latter six and half months of 2004, USOGP production averaged 4,237 boed and was weighted 92 percent to light/medium oil and eight percent to natural gas. Fourth quarter 2004 USOGP production averaged 5,010 boed and was weighted the same as the year average. Production includes incremental production from the Orcutt Field, which was acquired on October 4. At December 31, 2004, USOGP's production was approximately 5,200 boed.

USOGP operating costs averaged $15.62/boe for the latter six and half months of 2004 and were $15.16/boe during the fourth quarter. Operating costs are expected to be between $13.00 and $13.50/boe for 2005. Field operating netbacks on USOGP production for the second half of 2004 were $32.54/boe and $33.49/boe for the fourth quarter 2004. USOGP capital expenditures for the second half of 2004 totaled $20.8 million. For the fourth quarter, capital expenditures were $4.6 million. For 2005, Provident estimates its U.S. capital program will be approximately $41 million, with drilling and related expenditures in the West Pico, Santa Fe Springs and the recently acquired Nautilus properties accounting for the balance of the capital expenditures.

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Canada Oil and Gas Production

Provident's COGP business unit produces cash flow from the production and sale of natural gas, light/medium oil, natural gas liquids and heavy oil to energy marketers. Production assets are located in the central and southern regions of Alberta and Saskatchewan.

On June 1, 2004, Provident closed the concurrent acquisitions of all outstanding shares of Olympia Energy and Viracocha Energy, adding approximately 9,000 boed of incremental production in the second half of 2004. Aggregate consideration for Olympia and Viracocha was approximately $227.8 million and $210.5 million, respectively, paid through the issuance of Provident units and the assumption of debt and working capital.

"Through a combination of drilling success and new acquisitions, Canada OGP delivered against our objectives and met expectations in 2004," said Mr. Findlay. "We are particularly pleased with the results of our development activities in Lloydminster and Southern Saskatchewan, which led to the replacement of approximately 40 percent of our Canadian production on a proved plus probable basis. While we will continue to seek quality acquisitions in Canada, internal development and production optimization in and around our existing assets will be a primary focus for our Canadian operations. To support our internal development and production optimization focus, as well as build on drilling programs initiated in 2004, Provident's COGP capital budget has been approved at approximately $69 million in 2005."

From a financial perspective, in 2004 COGP generated $121.1 million of cash flow from operations, compared to $119.6 million for 2003. In the fourth quarter 2004, COGP earned $30.3 million cash flow from operations, compared to $21.6 million for the same period in 2003. The year over year COGP cash flow from operations is relatively flat reflecting a five percent increase in production volumes partially offset by higher operating costs.

Operationally, 2004 COGP production averaged 28,781 boed compared to 27,314 boed in 2003. For the year, COGP production was weighted 44 percent to natural gas, 33 percent to light/medium oil and NGLs and 23 percent to heavy oil. For the fourth quarter, COGP production was 31,863 boed compared to 26,193 boed in fourth quarter 2003. Fourth quarter 2004 production was weighted 45 percent natural gas, 34 percent medium/light oil and NGLs, and 21 percent heavy oil. At December 31, 2004, COGP's production was approximately 31,500 boed, compared to 26,190 boed a year ago at this time.

For 2004, COGP operating costs averaged $8.58/boe, compared to $7.66/boe in 2003. Fourth quarter 2004 operating costs were $9.02/boe, compared to $8.96/boe in the third quarter of 2004 and $8.99/boe in the fourth quarter of 2003. The year over year increase in operating costs was due to greater processing fees and down hole costs, and higher fuel and power costs. For 2005, Provident estimates COGP operating costs will range between $9.00 and $9.25/boed. Field operating netbacks on COGP production for 2004 were $21.33/boe and $20.49/boe for the fourth quarter 2004.

In 2004, Provident's internal capital program added approximately 4,300 boed of initial production at a cost of approximately $14,000 per flowing boe. Provident's total capital program in 2004 was $60.3 million. Comparatively, in 2003 Provident spent capital of $31.6 million and added 3,200 boed of initial production. In the fourth quarter 2004, $24 million was spent and 1,400 boed of initial production was added, compared to $7.5 million and 300 boed of initial production during the year ago period.

Consolidated U.S. and Canada Oil and Gas Reserves

Provident had a successful year with respect to reserves additions which directly enhance the sustainability of the trust. The trust's reserves more than doubled after production with proved producing reserves growing from 35,466 Mboe to 73,715 Mboe, total proved growing from 41,868 Mboe to 99,627 Mboe, and proved plus probable growing from 54,894 Mboe to 130,800 Mboe. Acquisitions accounted for most of the growth in reserves volumes however it is noteworthy that internal development activities in Western Canada were successful in replacing approximately 36 percent

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of total trust production. As a result, in 2004 Provident's finding, development and acquisition (FD&A) costs including future capital and revisions based on NI-51-101 reporting guidelines were $14.07/boe for total proved reserves and $11.58 /boe for proved plus probable reserves. Provident's three year average total proved plus probable FD&A cost were $10.68/boe, including future development capital and NI-51-101 revisions.

Reserve life indices (RLI) increased largely due to the acquisition of low decline, long life reserves in the U.S. The 2004 year end RLI's were determined by applying the average 2005 production rate from the McDaniel and Associates (McDaniel), Netherland, Sewell and Associates, Inc. (NSA), and Cawley, Gillespie and Associates, Inc. (CGA) evaluations to the remaining volumes as of January 1, 2005. Compared to the previous year, at year end 2004 Provident's proved producing RLI increased from 4.3 to 6.2 years, total proved RLI increased from 5.0 to 7.5 years and proved plus probable RLI increased from 6.6 to 9.3 years.

It is important to note that the long-term, stable cash flow from the midstream services business significantly extends Provident's economic life. For this reason economic life as a measure of Provident's future cash flows is more representative than the typically referenced reserve life index. Based on a 25 year life for the Redwater facilities which Provident acquired in 2003, Provident's economic life index increased year over year from 11.2 to 13.4 years.

In order to provide clarity in Provident's reserve reporting reserves are illustrated by country and on a consolidated basis within the MD&A. The Canadian and U.S. evaluation reports used the McDaniel price forecast at January 1, 2005 and are prepared in accordance with disclosure standards as mandated by the Canadian Securities Administrators' National Instrument 51-101 (NI 51-101) Standards of Disclosure for Oil and Gas Activities. Provident's Canadian oil and natural gas reserves as of December 31, 2004 were evaluated or reviewed by McDaniel. Provident's U.S. oil and natural gas reserves as of December 31, 2004 were evaluated by NSA and CGA.

A conference call with senior management to review the quarter results is scheduled for 9:00 a.m. MT (11:00 a.m. ET) on Monday, March 14. Analysts, investors and media may access the conference call by dialing (416) 695-5259 in the Toronto area and 1-888-789-0089 for all other areas of Canada and the United States. Please call in five to 10 minutes prior to the scheduled start time. A live webcast will also be available at www.providentenergy.com. A replay of the conference call will be available on Provident's website and by dialing (416) 695-5275 or 1-866-518-1010.

Provident Energy Trust is a Calgary-based, open-ended energy trust that owns and manages oil and gas production businesses and a midstream services business. Provident's energy portfolio is located in some of the more stable and predictable producing regions in western Canada, southern California and Wyoming. Provident provides monthly cash distributions to its unitholders and trades on the Toronto Stock Exchange and the American Stock Exchange under the symbols PVE.UN and PVX, respectively.

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Investor and Media Contact:	Corporate Head Office:
Jennifer Pierce	800, 112 - 4th Avenue S.W.
Senior Manager Investor Relations and	Calgary, Alberta
Communications	Canada T2P 0H3
Phone: (403) 296-2233
Phone (403) 231-6736
Toll Free: 1-800-587-6299
Email: info@providentenergy.com
Fax: (403) 261-6696
www.providentenergy.com

Management's discussion and analysis

The following analysis provides a detailed explanation of Provident's operating results for the quarter and year ended December 31, 2004 compared to the year ended December 31, 2003 and should be read in conjunction with the consolidated financial statements of Provident. This analysis has been prepared using information available up to March 9, 2005.

This disclosure contains certain forward-looking estimates that involve substantial known and unknown risks and uncertainties, certain of which are beyond Provident's control. These include the impact of general economic conditions in Canada and the United States; industry conditions; changes in laws and regulations including the adoption of new environmental laws and regulations and changes in how they are interpreted and enforced; increased competition; the lack of availability of qualified personnel or management; fluctuations in commodity prices; foreign exchange or interest rates; stock market volatility and obtaining required approvals of regulatory authorities. Provident's actual results, performance or achievement could differ materially from those expressed in, or implied by, these forward-looking estimates and, accordingly, no assurances can be given that any of the events anticipated by the forward-looking estimates will transpire, or if any of them do so, what benefits, including the amounts of proceeds, Provident will derive there from. All amounts are reported in Canadian dollars, unless otherwise stated.

Provident Energy Trust has diversified investments in certain segments of the energy value chain. Provident currently operates in three key business segments: Canadian crude oil and natural gas production and exploitation ("COGP"), United States crude oil and natural gas production and exploitation, ("USOGP") and midstream services and marketing ("Midstream"). Provident's "COGP" business produces crude oil and natural gas from five core areas in the western Canadian sedimentary basin. USOGP produces crude oil and natural gas in the Los Angeles and Santa Maria basins in the U.S.A. The Midstream business unit processes, markets, transports and offers storage of natural gas liquids at the Redwater facility and surrounding infrastructure located north of Edmonton, Alberta, and markets crude oil.

This analysis commences with a summary of the consolidated financial and operating results followed by segmented reporting on the COGP business unit, the USOGP business unit and the Midstream business unit. The reporting focuses on the financial and operating measurements management uses in making business decisions and evaluating performance.

Consolidated financial highlights
(000s except per unit amounts)

	Quarter ended December 31,			Year ended December 31,
	2004	2003	(%)	2004	2003	(%)
		(Restated)	Change		(Restated) Change

Revenue	$369,435	$214,477	(1)	$1,109,857	$406,329	173

Cash flow from COGP operations (1)	$30,273	$21,620	40	$121,144	$119,561	1
Cash flow from USOGP operations(1)	$11,525	$-	-	$21,458	$-	-
Cash flow from midstream services	$16,573	$8,723	90	$42,644	$8,804	384
and marketing (1)
Total cash flow from	$58,371	$30,343	92	$185,246	$128,365	44
Per weighted average unit - basic	$0.41	$0.37	11	$1.59	$1.88	(15)
by unit
Declared distributions to unitholders	$52,064	$32,043	63	$164,628	$129,612	27
Per unit	$0.36	$0.39	(8)	$1.44	$2.06	(30)

Net income (loss)	$39,179	$17,448	131	$21,682	$23,439	(7)
Per weighted average unit - basic	$0.28	$0.21	33	0.19	$0.34	(44)
Per weighted average unit - diluted	$0.28	$0.21	33	$0.19	$0.34	(44)
Capital expenditures	$26,471	$7,549	251	$76,321	$31,628	141

Property acquisitions	$64,036	$-	-	$72,745	$-	-
Property dispositions	$(6,603)	$-	-	$(13,717)	$(9,947)	38

Long-term debt	$432,206	$356,573	21	$432,206	$356,573	21
Unitholders' equity	$1,044,969	$564,174	85	$1,044,969	$564,174	85
Weighted average trust units and
exchangeable shares outstanding
(000s)	141,328	80,926	40	116,628	68,448	70

(1) see the MD&A for a definition of cash flow.

Operational highlights
(000s except per unit amounts)

	Quarter ended December 31,			Year ended December 31,
COGP and USOGP combined			(%)			(%)
	2004	2003	Change	2004	2003	Change

Daily production
Light/medium crude oil	14,012	6,454	117	10,146	6,812	49
(bpd)
Heavy oil (bpd)	6,536	7,151	(9)	6,608	6,902	(4)
Natural gas liquids (bpd)	1,770	1,145	55	1,494	1,167	28
Natural gas (mcf)	87,339	68,657	(100)	77,022	74,596	3
Oil equivalent (boed)(1)	36,874	26,193	41	31,085	27,314	14
Average selling price (before
hedging)
Light/medium crude oil	$45.83	$32.79	40	$45.01	$36.02	25
($/bbl)
Heavy oil ($/bbl)	$25.33	$20.61	23	$28.72	$24.74	16
Corporate oil blend ($/bbl)	$39.31	$26.39	49	$38.59	$30.77	25
Natural gas liquids ($/bbl)	$42.80	$34.48	24	$40.68	$35.87	13
Natural gas ($/mcf)	$6.56	$5.62	17	$6.60	$6.63	-
Oil equivalent ($/boe)(1)	$39.50	$29.95	32	$39.12	$34.88	12
Netback ($/boe) before hedging	$22.33	$14.99	49	$22.18	$20.10	10
Netback ($/boe) after hedging	$16.58	$12.95	28	$16.31	$15.19	7

Midstream services and
marketing
Redwater throughput (bpd)	56,452	63,616	(11)	55,120	N/A	-
EBITDA (thousands)	$17,957	$10,242	75	$50,085	$10,242	389

(1) Provident reports barrels of oil equivalent production converting natural gas to oil on a 6:1 basis

Fourth quarter highlights

The fourth quarter highlights section provides commentary on the fourth quarter 2004 results compared to the fourth quarter of 2003. Definitions of terms used in this section, as appropriate, are defined in the year over year section of the Management's Discussion and Analysis following later in this press release.

Consolidated cash flow from operations and cash distributions

	Three months ended December 31,
(000s except for per unit data)
	2004	2003
Revenue, Cash Flow and Distributions		(Restated)
Revenue (net of royalties and non -hedging derivative instruments)	$369,435	$214,477
Cash flow from Operations	$58,371	$30,343
Per weighted average unit - basic[1]	$0.41	$0.63

Declared distributions	$52,064	$32,024
Per unit[2]	$0.36	$0.39

Percent of cash flow distributed	89%	105%

1 includes exchangeable shares
2 excludes exchangeable shares

Fourth quarter 2004 cash flow was $58.4 million, 93 percent above the $30.3 million of cash flow recorded in the fourth quarter of 2003. COGP 2004 fourth quarter cash flow was $30.3 million, 40 percent above the $21.6 million recorded in the comparable 2003 quarter. The main driver for this increase was the 41 percent increase in production volumes. The Midstream business unit added $16.6 million to fourth quarter 2004 cash million, 90 percent above the $8.7 million recorded in the comparable 2003 quarter. The Midstream cash flow benefited from efficient operations, marketing opportunities and increased revenues associated with storage and distribution services. Cash flow from operations also reflects $11.5 million of USOGP cash flow with no comparative for the like 2003 quarter.

Declared distributions in the fourth quarter of 2004 totaled $52.1 million, 89 percent of cash flow from operations. This compares to $32.0 million of declared distributions in 2003 that exceeded cash flow by five percent.

Comparative figures for cash flow from operations and cash flow per unit for the fourth quarter of 2003 have been restated to reflect the retroactive application of reclassifying the convertible debentures to debt and netting $3.0 million of debenture interest from cash flow from operations.

Net income

	Three months ended December 31,
(000s except per unit data)	2004	2003
		(Restated)
Net income	$39,179	$17,448
Per weighted average unit	$0.28	$0.22
- basic(1)
Per weighted average unit	$0.28	$0.22
- diluted(2)

(1) Based on weighted average number of trust units and trust units that would be issued upon conversion of exchangeable shares. Net income available for distribution to unitholders in the basic and diluted per trust unit calculations has been reduced by interest on the convertible debentures.
(2) Based on weighted average number of trust units and trust units that would be issued upon conversion of exchangeable shares and conversion of the convertible debentures.

Net income for the fourth quarter of 2004 increased 124 percent to $39.2 million compared to a $17.4 million of net income in the comparable 2003 quarter. The fourth quarter earnings reflect the impact of non-hedging derivative instruments on COGP results as well as significant income generated from the Midstream business unit.

The COGP business segment contributed $27.6 million of net income, $16.8 million above 2003 fourth quarter income of $9.8 million (as restated). The increase in the fourth quarter of 2004 highlights the impact of Accounting Guideline 13 "hedging relationships". The guideline contradicts the matching principal applied in accounting that requires revenues to be recognized with expenses incurred in a period. As a result of the guideline, $25 million of pre-tax COGP income was recorded due to the reduction in unrealized hedging losses (disclosed as financial derivative instruments recorded on the balance sheet in the quarter accompanied by twelve months of operations). In summary, the total hedging loss recorded at September 30 against nine months of operations totaled $97.8 million, including an unrealized loss of $47.1 million compared to $91 million of hedging loss booked against twelve months of operations including only $22.1 million of unrealized losses.

The Midstream unit contributed $11.1 million of net income in the fourth quarter of 2004, as compared to the $7.7 million of net income in the fourth quarter of 2003.

USOGP contributed $0.5 million of net income in the fourth quarter of 2004 with no comparative for 2003.

Comparative figures for fourth quarter 2003 net income have been restated to reflect the retroactive application of the new standard on accounting for convertible debentures that resulted in a reduction to net income of $3.6 million.

Taxes

	Three months ended December 31,
($000s)	2004	2003

Capital taxes	$2,547	$887
Current and withholding taxes	664	-
Future income taxes recovery	$(10,000)	$(23,241)

Capital taxes in the fourth quarter totaled $2.5 million, an increase $1.6 million above the $0.9 million recorded in the fourth quarter of 2003. The increase reflects the impact the growth in our Canadian asset base has had on the paid up capital of Provident as well as the increase in the Saskatchewan resource surcharge that is sensitive to crude oil prices.

The current and withholding taxes total $0.7 million in the fourth quarter of 2004 with no comparative balance in the comparable 2003 quarter. These taxes arise from Provident's U.S based operations.

The 2004 fourth quarter future tax recovery of $10.0 million compares to a $23.2 million future tax recovery in the fourth quarter of 2003. A significant recovery occurred in the fourth quarter of 2003 due the determination of internal royalty charges that moved more projected future taxes into lower tax rate years, resulting in a larger recovery.

Interest expense

	Three months ended December 31,
($000s)	2004	2003

Interest on long-term bank debt	$3,734	$2,941
Interest on debentures	3,612	2,966
Total cash interest	7,346	5,907
Non-cash accretion and amortization on convertible
debentures	(292)	653
Total interest including accretion and amortization on
convertible debentures	$7,054	$6,560

Cash interest expense increased for the quarter as compared to the same quarter in 2003 due to the increase in the overall size of Provident, with commensurate increases in debt levels. Accretion and amortization on convertible debentures has resulted from Provident early adopting and reclassifying the bulk of its subordinated convertible debentures to long-term debt and an additional portion to equity. The accounting treatment for these non-cash amounts is more fully discussed in the year over year section of Management's Discussion and Analysis.

Commodity Price Risk Management Program (CPRMP)

In the fourth quarter of 2004 the opportunity cost of hedging amounted to $18.3 million compared to $4.9 million of costs in the comparable quarter in 2003.

The COGP business unit recorded a fourth quarter 2004 opportunity cost of $16.5 million on crude oil ($ 11.35 per barrel) and an opportunity cost of $2.0 million on natural gas ($0.25 per mcf), compared to an opportunity cost of $3.9 million for crude oil ($3.12 per barrel) and an opportunity cost of $1.0 million for natural gas ($0.16 per mcf) in the comparable quarter in 2003.

The USOGP business unit recorded an opportunity cost of $0.1 million ($0.18 per barrel) in the quarter, all related to crude oil with no comparative figure for 2003.

The Midstream business unit recorded a gain of $0.3 million in the quarter primarily on propane and ethane price stabilization hedging activities. The Midstream unit did not have any hedging activity for the fourth quarter of 2003.

Foreign exchange hedges have been allocated to the commodity the hedge related to at the initiation of the transaction.

Provident's Commodity Price Risk Management Program is more fully discussed in the year over year section of Management's Discussion and Analysis.

COGP segment review

Crude oil price

COGP	Three months ended December 31,
			%
($ per bbl)	2004	2003	change

Oil per barrel
WTI (US$)	$48.27	$31.18	55
Exchange rate (from US$ to Cdn$)	$1.21	$1.32	(8)
WTI expressed in Cdn$	$58.41	$41.16	42
Corporate realized crude oil and natural gas liquids price	$35.86	$27.02	33
before hedging (Cdn$)
Corporate realized light/medium oil price before hedging	$42.00	$32.79	28
(Cdn$)
Corporate realized heavy oil price before hedging (Cdn$)	$25.33	$20.61	23
Corporate realized natural gas liquids price before	$42.66	$34.48	24
hedging (Cdn$)

Provident's realized oil and natural gas liquids price, prior to the impact of hedging, increased by 33 percent to $35.86 per barrel in the fourth quarter of 2004 compared to $27.02 per barrel in the fourth quarter of 2003. The 2004 increase related to a higher US dollar WTI crude oil price offset by a stronger Canadian dollar.

For 2004, the 55 percent increase in WTI did not lead to a commensurate increase in Provident's realized oil and natural gas liquids price, prior to the impact of hedging, as Provident's price was eroded by the stronger Canadian dollar partially offset by a decreased percentage of production of lower priced heavy oil. Fourth quarter heavy oil production as a percentage of total crude oil and natural gas liquids production in 2004 was 37 percent compared to 48 percent of total crude oil and natural gas liquids production in the comparable 2003 quarter. The decrease in the year over year percentage of heavy oil production was mainly due to the effect of the Viracocha and Olympia acquisitions, and drilling results.

Natural gas price

COGP	Three months ended December 31,
	2004	2003	%
		change

AECO (Cdn$) per mcf	$7.07	$5.59	32
Gas revenue per mcf (1)(Cdn$)	$6.53	$5.62	16

(1) Excluding the effects of the commodity price risk management program

Provident's realized natural gas price, excluding hedges, increased 16 percent in the fourth quarter of 2004 as compared to the fourth quarter of 2003.

Production

COGP	Three months ended December 31,
	2004	2003	%
			change

Daily production
Crude oil - Light/Medium (bpd)	9,281	6,454	44
- Heavy (bpd)	6,536	7,151	(9)
Natural gas liquids (bpd)	1,746	1,145	52
Natural gas (mcfd)	85,803	68,657	25
Oil equivalent (boed) (1)	31,864	26,193	22

The 2004 fourth quarter 22 percent increase in daily production to 31,864 boed compared to 26,193 boed in the fourth quarter of 2003 reflects the acquisition of Olympia and Viracocha to the COGP production base as well as drilling and optimization activities offset by natural production declines.

Revenue and royalties

Revenue figures are presented net of transportation expense.

COGP	Three months ended December 31,
	2004	2003	%
			Change
Oil
Revenue	$51,125	$33,034	55
Cash hedging	(16,511)	(3,910)	(322)
Royalties (net of ARTC)	(10,230)	(6,475)	(58)
Net revenue	$24,384	$22,649	8
Net revenue (per barrel)	$16.41	$18.09	(9)
Royalties as a percentage of revenue	20.0%	19.6%	2

Natural gas
Revenue	$51,637	$35,724	46
Cash hedging	(2,001)	(925)	(119)
Amortization of deferred hedging	-	(84)	-
Royalties (net of ARTC)	(11,107)	(7,237)	(53)
Net revenue	$38,529	$27,478	40
Net revenue (per mcf)	$4.95	$4.35	14
Royalties as a percentage of revenue	21.5%	20.3%	6

Natural gas liquids
Revenue	$6,852	$3,630	89
Royalties	(1,464)	(888)	(65)
Net revenue	$5,388	$2,742	96
Net revenue (per barrel)	$33.54	$26.04	29
Royalties as a percentage of revenue	21.4%	24.5%	(13)

Total
Revenue	$109,614	$72,388	51
Cash hedging	(18,512)	(4,835)	(283)
Amortization of deferred hedging	-	(84)	-
Royalties (net of ARTC)	(22,801)	(14,600)	(56)
Net revenue	$68,301	$52,869	29
Net revenue per boe	$23.03	$21.94	5
Royalties as a percentage of revenue	20.8%	20.2%	3

Quarter over quarter COGP production revenue has increased by 51 percent to $109.6 million from $72.4 million in 2003. The increase incorporates the 22 percent increase in production volumes, and a 55 percent increase in WTI crude oil price partially offset by wider differentials in the quarter. Royalties as a percentage of revenue have remained relatively constant at 20.8 percent compared to 20.2 percent for the like quarter in 2003. Net revenue at $68.3 million is 29 percent above the $52.9 million recorded in fourth quarter 2003. This reflects the increase in production volumes and crude oil prices offset by a $13.7 million increase in costs associated with hedging activities.

Production expenses

COGP	Three months ended December 31,
($000s except per boe amounts)	2004	2003	% change
Production expenses	$26,431	$21,653	22
Production expenses (per boe)	$9.02	$8.99	-

Fourth quarter production expenses increased 22 percent to $26.4 million from $21.7 million in fourth quarter of 2003. The increase coincides with the equivalent increase in production volumes. On a boe basis quarter over quarter production expenses are flat. This recognizes the increase in production volumes absorbing the fixed cost component of operating costs over a greater volume of barrels of oil equivalent production offset by an increase in industry costs driven by high commodity prices.

General and administrative

The following table does not incorporate the COGP portion of non-cash general and administrative expenses associated with Provident's unit option plan. Fourth quarter non-cash general and administrative expenses for COGP totaled $0.9 million.

COGP	Three months ended December 31,
($000s except per unit data)	2004	2003	% change

Cash general and administrative	$3,918	$4,244	(8)

Cash general and administrative per boe	$1.34	$1.76	(24)

Cash general and administrative expenses for COGP in the fourth quarter decreased eight percent to $3.9 million from $4.2 million recorded in the 2003 comparable quarter. On a boe basis the cash general and administrative expenses recorded in fourth quarter 2004 decreased 24 percent to $1.34 from $1.76 in the fourth quarter of 2003. For the fourth quarter of 2004 both the absolute dollars and the per boe charges incorporate a reclassification of overhead and certain direct charges that should have been recorded as expenses in the Midstream and USOGP business units in prior quarters.

Operating netback

COGP		Three months ended December 31,
	2004	2003	% change
Netback per boe
Gross production revenue	$37.29	$30.04	24
Royalties (net of ARTC)	(7.78)	(6.06)	28
Operating costs	(9.02)	(8.99)	-
Field operating netback	20.49	14.99	37

Realized loss on cash hedging	(6.32)	(2.01)	214
Operating netback after hedging	$14.18	$12.98	9

The fourth quarter 2004 field operating netback of $20.49 per boe was 37 percent above the $14.99 per boe in the same quarter in 2003. The increased field operating netback in the fourth quarter of 2004 reflects a higher WTI crude oil benchmark partially offset by wider differentials as well as a significant shift in Provident's production mix to include a greater weighting towards natural gas and lighter grades of crude oil. Operating netbacks after hedging increased by only eight percent to $14.18 from $12.98 reflecting the fourth quarter opportunity cost due to hedging of $6.32 per boe compared to $2.01 in the comparable quarter in 2003.

Capital expenditures

COGP	Three months ended December 31
($000s)	2004	2003

Lloydminster	$4,799	$1,469
West central and southern Alberta	8,413	3,298
Southeast and southwest Saskatchewan	8,201	1,894
Office and other	185	891
Total additions	$21,598	$7,552

Dispositions (1)	$6,603	$-

(1) Includes $3.0 million of non cash proceeds.

Provident spent $21.6 million during the fourth quarter of which $4.8 million was spent in the Lloydminster core area drilling wells and optimizing production through pump upgrades. Operated and non-operated drilling projects combined with re-completion and facility projects accounted for $8.4 million of spending in west central and southern Alberta. The trust also spent $8.2 million in southeast and southwest Saskatchewan on shallow gas development, several re-completion projects, facility work and land purchases.

Provident experienced weather related delays on capital projects throughout the fourth quarter of 2004. Planned capital expenditures of approximately $5.9 million have been deferred to 2005.

Provident spent $7.6 million in the fourth quarter of 2003 on various drilling, recompleting, optimization and facility projects.

U.S. OGP segment

The USOGP business unit incorporates activities from Provident's subsidiary, Breitburn Energy LP (Breitburn), an oil and gas exploitation and production business based in Los Angeles, California. Breitburn was purchased June 15, 2004 and, therefore there are no fourth quarter comparative figures for 2003.

Crude oil price

($ per bbl)	Three months ended December 31,
USOGP	2004
USOGP realized crude oil and natural gas liquids price before hedging
(Cdn$)	$52.59

The USOGP crude oil production, represents 94 percent of the production mix and is primarily light, sweet crude which attracts prices with a very small ($0.60 per barrel) differential to benchmark prices.

Production
Three months ended December 31,
USOGP	2004
Daily production
Crude oil - Light/Medium (bpd)	4,730
Natural gas liquids (bpd)	24
Natural gas (mcfd)	1,536
Oil equivalent (boed) (1)	5,010
(1) Provident reports equivalent production converting natural gas to oil on a 6:1 basis.

USOGP production increased 1,441 boe per day in the fourth quarter of 2004 when compared to the third quarter of 2004. The increase is primarily attributable to the Orcutt acquisition which added 1,425 boe day for the period October 4 to December 31, 2004. The exit production rate for 2004 was approximately 5,200 boe per day.

Revenue and royalties

The following table outlines USOGP revenue and royalties by product line. The table excludes revenues earned from operating certain properties ($0.3 million) on behalf of third parties.

USOGP	Three months ended December 31,
($000s except per unit data)	2004
Oil
Revenue	$23,212
Realized loss on non-hedging derivative instrument	(81)
Royalties	(2,041)
Net revenue	$21,090
Net revenue (per barrel)	$40.46
Royalties as a percentage of revenue	8.8%

Natural gas
Revenue	$1,134
Realized loss on non-hedging derivative instrument	-
Royalties	-
Net revenue	$1.134
Net revenue (per mcf)	$6.56
Royalties as a percentage of revenue	-

Natural gas liquids
Revenue	$118
Royalties	-
Net revenue	$118
Net revenue (per barrel)	$52.23
Royalties as a percentage of revenue	-

Total
Revenue	$24,464
Realized loss on non-hedging derivative instrument	(81)
Royalties	(2,041)
Net revenue	$22,342
Net revenue per boe	$41.35
Royalties as a percentage of revenue	8.3
Note: the above figures are presented net of transportation expenses.

Production expenses

USOGP	Three months ended
December 31,
($000s) except per unit amounts	2004
Production expenses	$6,989
Production expenses (per boe)	$15.16

Production expenses were higher than expected in the period fourth quarter of 2004 due to less than expected incremental production from drilling activities as well as the continued increase in the cost of goods and services driven by the high commodity price environment. Operating costs were also impacted by a number of higher operating cost crude oil wells that were returned to production to take advantage of high crude oil prices

When compared to the third quarter of 2004,operating costs have decreased by $0.66 per boe, or 4 percent, due to the fixed cost component of the operating costs being spread out over more barrels.

General and administrative

USOGP	Three months ended December 31,
($000s) except per unit amounts	2004
Cash general and administrative	$2,264
Cash general and administrative per boe	$4.91

Cash general and administrative expenses in the fourth quarter at $2.3 million or $4.91 per boe include additional expenses for costs that were not adequately accrued from acquisition date to September 30, 2004.

Operating netback

USOGP	Three months ended December 31,
($ per boe)	2004
Netback
Gross production revenue	$53.08

Royalties	(4.43)
Operating costs	(15.16)
Field operating netback	33.49

Cash hedging	(0.18)
Operating netback after hedging	$33.31

Operating netbacks in the fourth quarter of 2004 remain strong driven by high commodity prices partially offset by increased operating costs.

Income taxes and cash taxes

USOGP	Three months ended December 31,
($000s)	2004

Current and withholding taxes	$718

Current and withholding taxes include current US federal and state income taxes as well as accrued or paid US withholding taxes on payments that have been or will be made from Breitburn Energy LP to Provident.

Capital expenditures

USOGP capital expenditures for the fourth quarter of 2004 totaled $63.1 million. This includes $58.5 million for the Orcutt property acquisition, $3.1 million to increase Breitburn's working interest in certain wells at West Pico and Sawtelle, and $1.5 million on drilling, optimization and facility upgrades at West Pico and Santa Fe Springs. Optimization capital was partially focused at returning previously uneconomic wells to production to take advantage of the high commodity price environment.

Midstream services and marketing

The fourth quarter of 2004 results for the Midstream services and marketing business unit reflected in EBITDA, cash flow and net income benefited from efficient operations, marketing opportunities and increased revenues associated with storage and distribution services. Fourth quarter 2004 EBITDA of $18.0 million increased 75 percent from $10.1 million in the year ago quarter. Cash flow for the fourth quarter of 2004 quarter was $16.6 million 89 percent above the $8.8 million for the fourth quarter 2003. Fourth quarter net income at $11.1 million was 44 percent above the $7.7 million of net income recorded in the fourth quarter of 2003.

2004 year end results

Consolidated cash flow from operations and cash distributions

	Year ended December 31,
($ 000s, except per unit data)	2004	2003
Revenue, Cash Flow and Distributions		(Restated)
Revenue (net of royalties and non-hedging derivative instruments
- see Note 7 of the financial statements)	$1,109,857	$406,329

Cash flow from operations before changes in working capital
and site restoration expenditures	$185,246	$128,365
Per weighted average unit - basic[1]	1.59	1.88
Per weighted average unit - diluted[1]	1.59	1.88
Declared distributions	$164,628	$129,612
Per Unit - actual[2]	1.44	2.06
Percent of cash flow distributed	89%	101%
[1] includes exchangeable shares
[2] excludes exchangeable shares

For the year ended December 31, 2004, cash flow increased 44 percent or $56.9 million to $185.2 million from $128.3 million for 2003 (per unit in 2004 - $1.59 in 2003 - $1.88). COGP generated $121.1 million, USOGP $21.5 million, and Midstream $42.6 million of cash flow during 2004.

During 2003 COGP generated cash flow of $119.6 million, while Midstream, owned only for the fourth quarter of 2003, generated cash flow of $8.8 million and there was no USOGP comparative.

A full year of results from the Midstream business unit accounted for $33.8 million of the increase in cash flow. Combined oil and gas operations contributed $23.1 million of the cash flow increase a result of a 14 percent increase in oil and gas production combined with higher crude oil prices largely offset by opportunity costs associated with the Commodity Price Risk Management Program. Opportunity costs under the Commodity Price Risk Management Program include a $3.2 million cost for Midstream as well as an increase in 2004 for the oil and gas production business segments to $5.78per boe from $4.91 per boe in 2003. Per trust unit, the cost decreased to $0.59 per unit in 2004 from $0.71 in 2003 ($68.9 million and $48.9 million respectively).

Declared distributions in 2004 totaled $164.6 million, 89 percent of cash flow from operations. This compares to $129.6 million of declared distributions in 2003 that exceeded cash flow by one percent. Provident's objective in 2005 is to distribute between 80 and 95 percent of cash flow as distributions to unitholders.

Management uses cash flow (before changes in non-cash working capital and site restoration expenditures) to analyze operating performance. Provident also reviews cash flow in setting monthly distributions and takes into account cash required for debt repayment and/or capital programs in establishing the amount to be distributed. Historically Provident has paid out between 89 percent and 102 percent of its annual cash flow as distributions to unitholders.

Cash flow as presented does not have any standardized meaning prescribed by Canadian generally accepted accounting principles (GAAP) and therefore it may not be comparable with the calculation of similar measures for other entities. Cash flow as presented is not intended to represent operating cash flow or operating profits for the period nor should it be viewed as an alternative to cash flow from operating activities, net earnings or other measures of financial performance calculated in accordance with Canadian GAAP. All references to cash flow throughout this report are based on cash flow before changes in non-cash working capital.

Distributions

The following table summarizes distributions paid or declared by the Trust since inception:

		Distribution Amount
Record Date	Payment Date	(Cdn$)	(US$)*
2004
January 22, 2004	February 13, 2004	$0.12	$0.09
February 19, 2004	March 15, 2004	0.12	0.09
March 19, 2004	April 15, 2004	0.12	0.09
April 20, 2004	May 14, 2004	0.12	0.09
May 19, 2004	June 15, 2004	0.12	0.09
June 18, 2004	July 15, 2004	0.12	0.09
July 20, 2004	August 13, 2004	0.12	0.09
August 20, 2004	September 15, 2004	0.12	0.09
September 20, 2004	October 15, 2004	0.12	0.09
October 20, 2004	November 15, 2004	0.12	0.09
November 19, 2004	December 15, 2004	0.12	0.10
December 20, 2004	January 15, 2005	0.12	0.10

2004 Cash Distributions paid as		$1.44	$1.10
declared

2003 Cash Distributions paid as		$2.06	$1.47
declared
2002 Cash Distributions paid as		$2.03	$1.29
declared
2001 Cash Distributions paid as declared - March 2001 - December 2001		$2.54	$1.64

Inception to December 31, 2004 - Distributions paid as declared		$8.07	$5.50

*exchange rate based on the Bank of Canada noon rate on the payment date.

For Canadian tax purposes 2004 distributions were determined to be 71 percent taxable and 29 percent a tax deferred return of capital in the hands of Canadian unitholders. The 2003 comparables were 59 percent and 41 percent respectively. Distributions received by U.S. resident unitholders in 2004 are classified as 83 percent qualified dividend and 17 percent tax deferred return of capital. The 2003 comparables were 73 percent and 27 percent respectively. In both the Canada and the U.S., the tax-deferred portion would usually be treated as an adjustment to the cost base of the units. Unitholders or potential unitholders should consult their own legal or tax advisors as to their particular income tax consequences of holding Provident units.

Net income

	Year ended December 31,
(000s, except per unit data)	2004	2003
		(Restated)
Net income	$21,682	$23,439
Per weighted average unit
- basic(1)	$0.19	$0.34
Per weighted average unit
- diluted(2)	$0.19	$0.34

(1) Based on weighted average number of trust units outstanding plus the number of trust units that would be issued upon conversion of exchangeable shares.
(2) Based on weighted average number of trust units and trust units that would be issued upon conversion of exchangeable shares, conversion of the convertible debentures and pursuant to the unit option plan.
	Year ended December 31,
($000s)	2004	2003
		(Restated)
COGP net income (loss)	$(20,551)	$15,728
USOGP net income	9,699	-
Total oil and gas net income	(10,852)	15,728
Midstream net income	32,534	7,711

Net income	$21,682	$23,439

For the year ended December 31, 2004, consolidated earnings of $21.7 million resulted from Midstream and Marketing and USOGP net income of $32.5 million and $9.7 million, respectively, offset by a $20.6 million loss in COGP.

Net income of $32.5 million in the Midstream business unit reflects a full year of successful operations incorporating Provident's strategy of achieving a lower risk cash flow stream and the operational efficiencies achieved by Provident's Midstream unit. The segment has not been materially impacted by any year over year changes in accounting policies.

The net combined loss for the year for COGP and USOGP of $10.9 million compares to net income in 2003 of $15.7 million. Comparability to prior years is difficult largely due to the implementation of CICA Accounting Guideline 13, "Hedging relationships" and no comparative figures for USOGP from 2003. Provident did not apply hedge accounting to the Commodity Price Risk Management Program and therefore has marked to market the outstanding derivatives at each quarter end throughout the year. As discussed in the quarter over quarter analysis, this has had a significant effect on quarterly reporting of net income. In addition, under accounting guideline 13, Provident's January 1, 2004 mark to market opportunity cost position of $25.1 million was set up as a deferred derivative loss to be amortized as a non-cash expense over the life of those derivatives. Amortization of this amount during 2004 resulted in a further non-cash charge of $23.0 million in 2004. The combined net non-cash pre-tax charge for the year ended December 31, 2004, attributed to accounting guideline 13 was $22.1 million. On an after tax basis the impact was $13.6 million for the year ended December 31, 2004. In future periods, the non-cash mark to market expense or recovery (recorded as loss or gain on non-

hedging derivative instruments) may be significant depending on Provident's derivative portfolio and the change in market prices during those periods.

In 2003 consolidated net income of $23.4 million was generated by COGP net income of $15.7 million and Midstream income of $7.7 million. COGP income was reduced by an $18.6million non-cash charge associated with the management internalization offset by a $55.1 million future tax recovery that resulted from changes to Canadian tax legislation.

Further, the 2003 comparative figures for net income have been restated for the retroactive application of the reclassification of debentures to long-term debt resulting in an increase in interest expense and amortization of debt issue costs.

Taxes
	Year ended December 31,
($ 000s)	2004	2003

Capital taxes	$5,921	$3,332
Current and withholding taxes	1,282	-
Future income taxes (recovery)	(40,577)	(56,478)
	$(33,374)	$(53,146)

Future income taxes arise as a result of the difference between the accounting and tax bases of the operating companies and subsidiaries. Payments to the Trust by these subsidiaries are deductible for income taxes. The Trust is a taxable entity under the Income Tax Act (Canada) and is taxable only on income that is not distributed or distributable to the unitholders. As the Trust distributes all of its taxable income to the unitholders and meets the requirements of the Income Tax Act (Canada) applicable to the Trust, no provision for income taxes has been made in the Trust.

The 2004 future income tax recovery of$40.6 million compares to a $56.5 million recovery for the comparable 2003 period. In 2004, the year to date recovery reflects the losses recorded due to Accounting Guideline 13 in respect of hedging relationships. Recoveries in both years reflect the deductibility of payments to the Trust by the operating companies and subsidiaries. The recovery reported in 2003reflects the federal tax rate reduction from the 2003 federal budget that reduced federal tax rates on resource profits in future years.

Capital taxes include the Saskatchewan Resource surcharge and federal and provincial large corporation taxes. Current and withholding taxes reflect U.S. taxes that are incurred on operations associated with Provident's June 15, 2004 acquisition of U.S. based BreitBurn Energy. U.S. operations are subject to U.S. federal and state income taxes. Payments from U.S. entities to Canadian entities are subject to withholding taxes if the distributions are characterized by U.S. tax authorities as income or interest.

Interest expense

	Year ended December 31,
($ 000s, except per unit data)	2004	2003

Interest on bank debt	$11,816	$9,733
Weighted-average interest rate on bank debt	3.96%	4.30%

Interest on 10.5% convertible debentures	5,226	5,687

Interest on 8.75% convertible debentures	6,421	1,654

Interest on 8.0% convertible debentures	2,153	-

Total cash interest	25,616	17,074
Weighted average interest rate on all long-term debt	6.05%	4.86%

Non -cash accretion and amortization - convertible debentures
Accretion expense	1,373	1,797
Amortization of deferred debt issue costs	1,435	817

Total interest including accretion and amortization on convertible
debentures	$28,424	$19,688

Interest expense increases for the year reflect both increased debt levels as a result of corporate growth and a change in accounting policy that reclassified convertible debentures to long-term debt, excluding a minor equity component.

Effective December 31, 2004, the Trust retroactively adopted the revised CICA Handbook Section 3860, ("HB 3860"), "Financial Instruments - presentation and disclosure", for financial instruments that may be settled at the issuer's option in cash or its own equity. The revised standard requires the Trust to classify proceeds from convertible debentures issued in 2002, 2003 and 2004 as either debt or equity based on fair value measurement and the substance of the contractual arrangement. The Trust previously presented the convertible debenture proceeds (net of financing costs) and related interest obligations as equity on the consolidated balance sheet on the basis that the Trust could settle its obligation in exchange for the trust units.

The Trust's obligation to make scheduled payments of principal and interest constitutes a financial liability under the revised standard and exists until the instrument is either converted or redeemed. The holders' option to convert the financial liability into trust units is an embedded conversion option.

On July 6, 2004 the Trust issued $50.0 million of unsecured subordinated convertible debentures ($48.0 million net of issue costs) with an 8.0 percent coupon rate maturing July 31,2009. Issue costs have been classified as deferred financing charges. These financing charges are amortized to income on a straight line basis. The debentures may be converted into trust units at the option of the holder at a conversion price of $12.00 per trust unit prior to July 31, 2009, and may be redeemed by the Trust under certain circumstances. The unsecured subordinated convertible debentures were initially recorded at $48.1 million which is fair value under accounting rules. The difference between the fair value and proceeds of $1.9 million was recorded as equity.

On September 30, 2003 the Trust issued $75 million of unsecured subordinated convertible debentures ($71.8 million net of issues costs) with an 8.75 percent coupon rate maturing December 31, 2008. Issue costs have been classified as deferred financing charges. These financing charges are amortized to income on a straight line basis. The debentures may be converted into trust units at the option of the holder at a conversion price of $11.05 per trust unit prior to December 31, 2008, and may be redeemed by the Trust under certain circumstances. The unsecured subordinated convertible debentures were initially recorded at fair value under accounting rules of $70.6 million. The difference between the fair value and proceeds of $4.4 million was recorded as equity.

On April 11, 2002 the Trust issued $64.4 million of unsecured subordinated convertible debentures ($61.4 million net of issue costs) with a 10.5 percent coupon rate maturing May 15, 2007. Issue costs have been classified as deferred financing charges. These financing charges are amortized to income on a straight line basis. The debentures may be converted into trust units at the option of the holder at a conversion price of $10.70 per trust unit prior to May 15, 2007, and may be redeemed by the Trust under certain circumstances. The unsecured subordinated convertible debentures were initially recorded at fair value under accounting rules of $63.2 million. The difference between the fair value and proceeds of $3.7 million was recorded as equity.

Financial instruments

Commodity price risk management program

For the year ended December 31, 2004 an opportunity cost of $68.9 million was recorded due to the Commodity Price Risk Management Program with $65.7 million related to the combined oil and gas operations and $3.2 million associated with the midstream business unit.

In the oil and gas business units the hedging cost associated with crude oil totaled $55.3 million ($9.03 per barrel) and $10.4 million related to natural gas ($0.37 per mcf), combined total was $65.7 million or $5.78 per boe. This loss includes gains of $3.3 million realized on heavy oil differential contracts. In 2003 the program recorded an opportunity cost of $48.9million or $4.91 per boe with $23.9 million related to crude oil ($4.77 per barrel) and $25.0 million related to natural gas ($0.92 per mcf).

In 2004 the Midstream business unit recorded an opportunity cost of $3.2 million primarily on propane and ethane price stabilization hedging activities with no comparative for 2003.

Realized gains and losses on foreign exchange contracts which fixed the exchange rates on foreign currency contracts related to the commodity price management program have been presented in the hedging totals of the commodities to which the foreign exchange contract related at the time of entering the contract.

On a per trust unit basis the opportunity cost of the Commodity Price Risk Management Program decreased to $0.59 per trust unit in 2004 from $0.71 per trust unit in 2003.

At December 31, 2004 the mark to market value of open contracts was in a loss position of $24.5 million based on commodity prices prevailing at that date. This amount has been reflected in the financial statements of the Trust pursuant to Accounting Guideline 13 and Emerging Issues Committee Abstract 128 in respect of accounting for financial instruments.

Provident's Commodity Price Risk Management Program (the "Program") involves a disciplined hedging strategy that utilizes derivative instruments to assist with more predictable and stable cash distributions. The hedging strategy protects a percentage of production against a decline in commodity prices while, with some products, allowing the Trust to participate in a rising commodity price environment. It provides protection for pricing margin and inventory values associated with the midstream and marketing business lines. As well, the strategy reduces Foreign Exchange risk due to the exposure arising from the conversion of U.S. dollars into Canadian dollars.

We expect continued commodity price volatility in 2005; as a result Provident will continue to execute the Program. The financial instruments used to hedge our cash flows will enable Provident to participate to a greater degree in a rising price market and should somewhat protect distributions should commodity prices weaken.

The hedging instruments the Trust uses include puts, costless collars, participating swaps, fixed and indexed referenced pricing.

Acquisitions

Provident completed three major corporate acquisitions during 2004. On June 1, 2004 Provident closed the concurrent acquisitions of Olympia Energy Inc, and Viracocha Energy Inc. byway of amalgamations with Provident Energy Ltd. On June 15, 2004, Provident acquired 92 percent of BreitBurn Energy LLC (BreitBurn), a private company (now a limited partnership) active in the oil and gas exploitation and production business in the Los Angeles basin, U.S.A. The three acquisitions added $486.5million to property plant and equipment and $228.5 million to goodwill. Other asset and liability accounts were also assigned values. In total, 39.2 million units were issued to finance the three acquisitions for ascribed values and cash totaling $434.9 million, 2.7 million exchangeable shares were issued for ascribed values totaling $30.2 million and $50.0 million of convertible unsecured subordinated debentures were issued as part of the BreitBurn financing. The transactions have all been accounted for using the purchase method.

On October 4, 2004, Provident, through BreitBurn, closed the acquisition of certain properties in California (the Orcutt field) for $58.5 million. Provident funded this acquisition for the Breitburn partnership and as a result increased its investment ownership in BreitBurn by 2.2percent to a total of 94.2 percent.

On March 2, 2005, Provident, through Breitburn, acquired Nautilus Resources, LLC (Nautilus) for C$95.8 million (US$77.6 million). Nautilus is a U.S. private company with operations focused in the Big Horn and Wind River Basins of Wyoming. Nautilus is currently producing approximately 2,300 barrels of oil equivalent per day consisting of 99 percent crude oil and one percent natural gas. The BreitBurn team has experience in the Wyoming basins through their discovery and exploitation of their Lost Dome field that is located near Nautilus' assets.

Goodwill

Goodwill represents the excess of the cost of an acquired enterprise over the net of the amounts assigned to assets acquired and liabilities assumed, Goodwill arose from the acquisitions of Richland Petroleum Corporation, $13.3 million, and Meota Resources Corp., $89.1 million in 2002 and from Olympia Energy Inc., $106.5 million, and Viracocha Energy Inc., $122.0 million in 2004.

Goodwill is assessed for impairment at least annually, and if an impairment exists, it would be charged to income in the period in which the impairment occurs. Provident engaged an independent accounting firm to assist in performing an impairment test at year end. The impairment test includes, amongst other variables, a comparison of the net book value of the Trust's assets to the market value of the Trust's equity. Goodwill is not amortized.

Liquidity and capital resources

		December 31,
($ 000s)	2004	2003
Long-term debt	$432,206	$356,573
Working capital (surplus)/deficit	38,677	(18,552)
Net debt	470,883	338,021

Equity (at book value)	1,044,969	564,174

Total capitalization at book value	$1,515,852	$902,195

Net debt as a percentage of total book value capitalization	31%	37%

Provident operates three business units with similar but not identical monthly cash settlement cycles. Provident's working capital position is impacted by seasonal fluctuations that reflect commodity price changes, drilling cycles in its oil and gas operations and inventory balances in its midstream business unit. Provident relies on cash flow from operations, external lines of credit and access to equity markets to fund capital programs and acquisitions.

Long-term debt and working capital

As at December 31, 2004 Provident had drawn on 64percent of its term credit facility of $410.0 million as compared to 71 percent drawn on its $335.0 million term credit facility as at December 31, 2003. The increase in the level of bank debt was due to the increase scale of operations primarily due to acquisitions. The reduced percentage of the credit facilities drawn reflects the reduced leverage on the balance sheet. Provident has grown significantly in 2004 and financed the majority of 2004 acquisitions with equity. The change in accounting policy reclassified convertible debentures to long-term debt, excluding a minor equity component. This accounting change is more fully discussed in the interest expense section above.

At December 31, 2004 Provident had letters of credit guaranteeing Provident's performance under certain commercial and other contracts that totaled $31.0 million, increasing bank line utilization to 72 percent. The guarantees are associated with the Midstream business unit and at December 31, 2003 totaled $12.3 million.

Provident's working capital decreased by $57.2 million as at December 31, 2004. Of this amount $22.4 million was due to incorporating balance sheet accounts for unrealized hedging losses as required by the implementation of Accounting Guideline 13, "Hedging Relationships" and EIC 128 (see changes in accounting policy in this MD&A), a $7.1 million decrease in petroleum product inventory, and a $7.0 million increase in declared distributions payable while the balance was due to changes in other accounts reflecting the increased scale of activities including capital activities.

Fourth quarter cash flow in 2004 was $58.4 million. The ratio of debt to annualized fourth quarter cash flow was 1.85 to one, as compared to fourth quarter annualized debt to cash flow in 2003 of 2.9 to one.

Trust units and exchangeable shares

In 2004, the Trust issued 1.6 million units (conversion amount $15.3 million) on conversion of exchangeable shares to units and issued 0.1 million units for the quarter (year ended December 31, 2003 - 5.7 million units with a conversion amount of $55.5 million). The Trust also issued 11,378 units on conversion of convertible debentures and 0.6 million units pursuant to the stock option plan. Details of these issues are outlined in the notes to the financial statements. 1.9 million units were issued or are to be issued resulting from Provident's Premium Distribution, Distribution Reinvestment and Optional Unit Purchase Plan (DRIP) program (proceeds of $19.9 million) (year ended December 31, 2003 - 2.6 million units for proceeds of $27.4 million).

On February 4, 2004 the Trust issued 4.5 million units at $11.20 per unit for proceeds of $50.4 million ($47.9 million net of issue costs) pursuant to a January 22,2004 public offering. Proceeds from the issue were initially used to pay down Provident's bank debt and throughout2004have been used to finance the company's 2004 capital budget.

On June 1, 2004 the Trust issued 13.4 million units (at an ascribed value of $152.9) and a further 12.8 million units (at an ascribed value of $145.7 million) as part of the consideration to acquire the outstanding shares of Olympia Energy Inc. and Viracocha Energy Inc. respectively.1.325 million exchangeable shares of Provident Energy Ltd. were issued pursuant to each transaction as well for a total of 2.65 million additional exchangeable shares. The Exchangeable Shares will be automatically exchanged for Trust Units on January 15, 2006,subject to extension at the option of the Offeror. The exchange ratio for these shares is calculated with reference to the distributions.

On July 6, 2004 the Trust issued 13.1 million units at $10.40 per unit for proceeds of $136.2 million ($129.4 million net of issue costs) pursuant to a June 17, 2004public offering. Proceeds from the issue applied to pay down the bridge financing used in the BreitBurn Energy LLC acquisition.

On October 4, 2004 the Trust closed a bought deal issuing 11.48 million units at $10.95 per unit for net proceeds (after underwriters' fees) of $119.4 million. Proceeds were used to fund the Orcutt acquisition ($58.5 million) and to repay bank debt.

At December 31, 2004 management and directors held approximately 1.6 percent of the outstanding units and exchangeable shares.

Non-controlling interest

Non-controlling interest arose from Provident's June 15, 2004 acquisition of 92percent of BreitBurn Energy of Los Angeles, California. The founders of BreitBurn Energy beneficially own the non-controlling interest, which share in earnings or losses of BreitBurn. The non-controlling interest is reduced by distributions.
Year ended December 31,
($ 000s)	2004
Opening non-controlling interest, June 15, 2004	$13,690
Non-controlling interest in earnings for the period	923
Distributions to non-controlling interest holders	(964)
Closing non-controlling interest, December 31, 2004	$13,649

Additional investments by Provident in BreitBurn Energy LP have reduced the non-controlling interest percentage at December 31, 2004 to approximately 5.8 percent.

Capital expenditures and funding

	Year ended December 31,
($ 000s)	2004	2003
Capital Expenditures and Funding
Capital Expenditures
Capital expenditures and reclamation fund contributions	$(79,165)	$(34,120)
Property acquisitions	(72,745)
Corporate acquisitions	(173,657)	(299,002)
Property dispositions	10,717	9,947
Net capital expenditures	$(314,850)	$(323,175)

Funded By

Cash flow net of declared distributions to unitholders and non-controlling interest	$19,654	$(1,247)
Proceeds of bridge financing	158,184	-
Repayment of bridge financing	(158,184)	-
Issue of convertible debentures, net of cost	48,000	71,800
Issue of trust units, net of cost; excluding DRIP	301,110	192,854
DRIP proceeds	19,866	27,408
Reimbursement for leasehold improvements	-	1,437
Change in working capital	3,307	(18,377)
Increase (decrease) in bank debt	(77,087)	49,300
	$314,850	$323,175

Note: The above table does not include the amount attributed to acquisitions where consideration was paid by issuing units of the trust or non-cash consideration received for dispositions.

Capital expenditures were funded by a combination of DRIP proceeds, proceeds received on non-core property dispositions, cash flow, equity, exchangeable shares and debt. Provident's strategy is to fund acquisitions by accessing the capital markets and to fund capital expenditures through DRIP and other equity if needed.

Net asset value

Provident's net asset value (NAV) as at December 31, 2004, is summarized in the table below. The NAV is calculated on a fully diluted basis, which includes exchangeable shares and unit options, and is presented at eight percent and ten percent discounted cash flow cases. The pricing used at both December 31, 2004 and December 31, 2003 is derived from the McDaniel's report.

($000s except per unit data)	PV 8%	PV 10%
Net Asset Value:
Present value of proved plus probable oil and natural
gas reserves(1)	$1,248,161	$1,134,555
Midstream assets	451,869	387,360
Add:
Land(3)(4)	71,652	71,652
Proceeds from Options	57,252	57,252
Cash Reserved for Future Reclamation	1,454	1,454
Investments	3,000	3,000
Less:
Financial Hedging Losses	(22,498)	(22,295)
Long Term Debt	(432,206)	(432,206)
Working (Deficiency) Capital	(38,677)	(38,677)
Minority Interest	(13,649)	(13,649)

Consolidated Provident Net Asset Value	$1,326,358	$1,148,446

Consolidated Provident Net Asset Value per Unit	$8.78	$7.61

2003 comparatives
Consolidated Provident Net Asset Value per Unit	$6.41	$5.55

(1) Evaluated by McDaniel's, NSA and CGA; pricing is McDaniel pricing effective December 31, 2004
(2) The Midstream assets represent a discounted cash flow stream (EBITDA less maintenance capital) of $39.7 million for 25 years
(3) Canadian land holdings evaluated by Seaton Jordan & Associates Ltd. effective December 31, 2004
(4) U.S. land holdings are included at the market value assigned at the date of acquisitions

Asset retirement obligation

	Year ended December 31,
($000s)	2004	2003
Carrying amount, beginning of period	$33,182	$32,645
Oil and gas corporate acquisitions	12,171	-
Change in estimate	(2,429)	-
Increase in liabilities incurred during the period	166	519
Settlement of liabilities during the period	(4,971)	(2,153)
Accretion expense	2,387	2,171
Carrying amount, end of period	$40,506	$33,182

The asset retirement obligation (ARO) increased by $7.3 million to $40.5 million during 2004.

The Trust's asset retirement obligation is based on the Trust's net ownership in wells, facilities and the midstream assets and represents management's estimate of the costs to abandon and reclaim those wells, facilities and midstream assets as well as an estimate of the future timing of the costs to be incurred. Estimated cash flows have been discounted at the Trust's credit-adjusted risk free rate of seven percent and an inflation rate of two percent.

The total undiscounted amount of future cash flows required to settle asset retirement obligations related to oil and gas operations is estimated to be $130.4 million. Payments to settle oil and gas asset retirement obligations occur over the operating lives of the assets estimated to be from two to 20 years.

The total undiscounted amount of future cash flows required to settle the midstream asset retirement obligations is estimated to be $26.1 million. The estimated costs include such activities as dismantling, demolition and disposal of the facilities as well as remediation and restoration of the surface land. Payments to settle the Midstream asset retirement obligations are expected to occur subsequent to the closure of the facilities and related assets. Settlement from the balance sheet date of these obligations is expected to occur over 30 to 35years.

Non-cash general and administrative

Non-cash general and administrative includes expenses or recoveries associated with Provident's unit option plan. Provident accounts for the unit option plan using the fair value of the option, at the time of issue. Compensation expense associated with the options is deferred and recognized in earnings over the vesting period of the options. Provident recorded an expense of $1.8 million for the year ended December 31, 2004 (2003 -$1.3 million).

Canadian OGP business unit (COGP)

Crude oil price

The following prices are net of transportation expense.
COGP	Year ended December 31,
($per bbl)	2004	2003	% Change
Oil per barrel
WTI (US$)	$41.43	$31.02	34
Exchange rate (from US$ to Cdn$)	$1.30	$1.41	(8)
WTI expressed in Cdn$	$53.86	$43.74	23

COGP realized crude oil and natural gas liquids price before hedging (Cdn$)	$36.81	$30.77	20

COGP realized light/medium oil price before hedging (Cdn$)	$42.79	$36.02	19

COGP realized heavy oil price before hedging (Cdn$)	$28.72	$24.74	16

COGP realized natural gas liquids price before hedging (Cdn$)	$40.61	$35.87	13

For the year ended December 31, 2004 Provident's pre-hedged oil and natural gas liquids price increased by 20 percent to average $36.81 compared to $30.77 in 2003. This reflects a 34 percent increase in the U.S. dollar denominated WTI partly offset by the increase in value of the Canadian dollar versus the U.S. dollar, and significantly increased differentials between WTI and realized heavy oil prices.

Natural gas price

The following prices are net of transportation expense.
COGP	Year ended December 31,
($per mcf)	2004	2003	% Change

AECO monthly index (Cdn$) per mcf	$6.79	$6.69	1
Corporate natural gas price per mcf
before hedging (Cdn$)	$6.59	$6.63	(1)

For 2004 the per mcf pre-hedged natural gas price of $6.59 received by Provident was comparable to the $6.63 per mcf received in 2003.

Production

		Year ended December 31,
COGP	2004	2003	% Change
Daily production
Crude oil - Light/Medium (bpd)	7,995	6,812	17
- Heavy (bpd)	6,608	6,902	(4)
Natural gas liquids (bpd)	1,482	1,167	27
Natural gas (mcfd)	76,174	74,596	2
Oil equivalent (boed) (1)	28,781	27,314	5
(1) Provident reports equivalent production converting natural gas to oil on a 6:1 basis.

For 2004, Provident's COGP production averaged 28,781 boed, consistent with 2003. Excluding the volumes associated with the acquisitions, Provident's previous production base decreased due primarily to natural production declines and dispositions offset by volumes added through development activities. Additions to production through internal capital replaced approximately 40 percent of proved plus probable reserves. Provident's 2004 development activities were hampered by poor weather conditions in the first, second, and fourth quarters, which delayed overall development activities. Production volumes added from the Olympia and Viracocha acquisitions also contributed to the replacement of production declines.

Provident's production of approximately 31,500 boed as at December 31, 2004 is approximately 20 percent above the 2003 exit production level of 26,190boed. Production as at December 31, 2004 is weighted 44 percent natural gas, 35 percent medium/light crude oil and natural gas liquids and 21 percent conventional heavy oil. Provident does not have any single property providing greater than 10 percent of daily production.

Revenue and royalties

COGP		Year ended December 31,
($ 000s except per boe data)	2004	2003	% Change
Oil
Revenue	$194,366	$151,874	28
Realized loss on non-hedging derivative instruments	(54,997)	(23,892)	130
Royalties (net of ARTC)	(38,885)	(29,156)	33
Net revenue	$100,484	$98,826	2
Net revenue (per barrel)	$18.80	$19.74	(5)
Royalties as a percentage of revenue	20.0	19.2

Natural gas
Revenue	$183,704	$180,590	2
Realized loss on non-hedging derivative instruments	(10,369)	(25,042)	(59)
Royalties (net of ARTC)	(40,813)	(39,190)	4
Net revenue	$132,522	$116,358	14
Net revenue (per mcf)	$4.75	$4.24	12
Royalties as a percentage of revenue	22.2	21.7

Natural gas liquids
Revenue	$22,024	$15,282	44
Royalties	(5,492)	(4,523)	21
Net revenue	$16,532	$10,759	10,759
Net revenue (per barrel)	$30.48	$25.25	21
Royalties as a percentage of revenue	24.9	29.6

Total
Revenue	$400,094	$347,746	15
Realized loss on non-hedging derivative instruments	(65,366)	(48,934)	34
Royalties (net of ARTC)	(85,190)	(72,869)	17
Net revenue	$249,538	$225,943	10
Net revenue per boe	$23.69	$22.58	5
Royalties as a percentage of revenue	21.3	21.0

Note: the above figures are presented net of transportation expenses and service revenue.

Total COGP revenue for the 2004 was $249.5 million, an increase of 10 percent from $171.1 million for 2003. The increased revenue reflects a five percent increase in production volumes and increased crude oil prices partly offset by higher cash hedging losses. Average royalty rates remained comparable in total year over year.

Production expenses

COGP	Year ended December 31,
(000s, except per boe data)	2004	2003	% change
Production expenses	$90,330 $	76,396	18
Production expenses (per boe)	$8.58 $	7.66	12

In 2004 COGP operating costs increased 18 percent to $90.3 million from $76.4 million in 2003. This increase reflects a five percent gain in production volumes, an increase in optimization activities and higher costs for field services. On a per boe basis costs increased to $8.58 per boe or 12 percent above the $7.66 per boe recorded in 2003. The increase in per boe costs includes an increase in power, processing, servicing and workover activity driven largely by the higher commodity price environment. Operating costs for 2005 in a high commodity price environment with increased levels of activity are forecast to average $8.75 per boe to $9.25per boe.

General and administrative

The following table does not incorporate the COGP portion of non-cash general and administrative charges associated with Provident's unit option plan. A non-cash expense of $0.9 million was recorded in 2004.
COGP	Year ended December 31,
($ 000s, except per boe data)	2004	2003	% change
Cash general and administrative	$16,439	$14,289	15
Cash general and administrative per boe	$1.56	$1.43	9

In 2004 COGP general and administrative expenses increased 15 percent to $16.4 million compared to $14.3 million in 2003. The increase in general and administrative expenses reflects additional costs associated with an increase in staff, rent, insurance and compliance and reporting costs. The Canadian operations are capable of absorbing additional production, particularly in existing core areas, with little impact on general and administrative expenses. For 2005 costs per boe are forecast to increase as a result of further increases in costs associated with compliance (including costs associated with the implementation of procedures and documentation to be in compliance with the U.S. Sarbanes-Oxley Act), and a more competitive landscape impacting the cost of hiring and compensating employees.

Operating netback

COGP operating netbacks have transportation expense netted against gross production revenue.
COGP		Year ended December 31,
($ per boe)	2004	2003	% change
Netback per boe
Gross production revenue	$37.99	$35.07	8

Royalties (net of ARTC)	(8.08)	(7.31)	11
Operating costs	(8.58)	(7.66)	12
Field operating netback	21.33	20.10	6

Realized loss on cash hedging	(6.18)	(4.91)	26
Operating netback after hedging	$15.15	$15.19	-

For the year ended December 31, 2004 the field operating netback increased six percent to $21.33 per boe. Higher commodity prices more than offset increases in royalties and operating costs. Netbacks after hedging cost were lower than the comparable 2003 period at $15.15per boe versus $15.19 per boe. The decrease in the netback is due to higher field revenues being more than offset by higher royalties, operating costs and opportunity costs on hedging.

Depletion, depreciation and accretion (DD&A)

COGP	Year ended December 31,
($000s, except per boe data)	2004	2003

DD&A	$160,271	$136,066

DD&A per boe	$15.21	$13.65

The COGP DD&A rate increased to $15.21 per boe compared to $13.65 per boe for 2003. The increase is mainly due to the cost of acquiring proved reserves in 2004 in western Canada in an environment where reserve costs escalated with higher commodity prices. The result was proved reserves in 2004were acquired at a higher cost per boe than Provident's historical asset base.

In 2004 DD&A also includes accretion expense associated with asset retirement obligation of $2.4 million versus $2.2 million in 2003.

Capital expenditures

COGP	Year ended December 31,
($000s)	2004	2003

Lloydminster	$10,215	$12,200
West central and southern Alberta	24,299	11,936
Southeast and southwest Saskatchewan	25,810	3,854
Office and other	1,130	3,638
Total additions	$61,454	$31,628

Property acquisitions	$5,088	$-

Dispositions (1)	$(13,717)	$(9,947)
(1) Includes $3.0 million of non-cash proceeds on a disposition - see note 13.

In 2004, Provident's COGP business unit spent $10.2 million in the Lloydminster core area on drilling, recompletions, equipping and seismic activity. In the west central area $9.5 million was spent largely on non-operated capital and in the southern Alberta core area $14.8 million went toward drilling activities, recompletions and facility upgrades. Provident spent $25.8 million in the southeast and southwest Saskatchewan core areas on acquiring mineral rights for future development, drilling for shallow gas and recompletions. Office and other accounted for $1.1 million of capital.

In 2004 asset dispositions of non-core assets totaled $13.7 million compared to $9.9 million in 2003.

For the year ended December 31, 2003, Provident incurred capital expenditures of $31.6 million, of which$12.2 million was spent in the Lloydminster core area drilling 28net heavy oil wells, as well as on land and seismic. In west central and southern Alberta $11.9 million was spent on operated and non-operated drilling projects as well as on facility and optimization projects and land purchases. Southeast and southwest Saskatchewan capital expenditures of $3.9 million were directed at drilling, recompletions and facility projects. The remaining $3.6 million was spent primarily on Provident's head office move and leasehold improvements.

In 2003 $9.9 million of assets were disposed of that primarily related to the sale of acreage with a risk profile that did not meet internal criteria.

Provident's capital expenditures are partly funded through the Premium Distribution, Distribution Reinvestment and Optional Unit Purchase Plan (DRIP). The DRIP program allows investors to reinvest distributions into trust units. Provident directed proceeds from the DRIP program of $19.9 million in 2004 (2003 - $27.4million), along with the proceeds from asset dispositions, towards the capital expenditure budget.

The 2005 capital budget approved by the Board of Director's for COGP is $68.8 million.

United States OGP business unit

The USOGP business unit incorporates activities from Provident's subsidiary, BreitBurn Energy LP (BreitBurn), an oil and gas exploitation and production business based in Los Angeles, California. A majority stake in BreitBurn was purchased June 15, 2004.

Crude oil price

Year ended
USOGP	December 31,
($ per bbl)	2004
Oil per barrel
WTI (US$)	$41.43
Exchange rate (from US$ to Cdn$)	$1.30
WTI expressed in Cdn$	$53.86
USOGP realized crude oil and natural gas liquids price before hedging (Cdn$)	$53.24
USOGP realized light/medium oil price before hedging (Cdn$)	$52.42
USOGP realized natural gas liquids price before hedging (Cdn$)	$49.33

The USOGP oil production is primarily light, sweet crude, which attracts prices with a very small ($0.60 per barrel) differential to benchmark prices.

Production
For the period of
June 15, 2004 to
December 31,
USOGP	2004
Daily production
Crude oil - Light/Medium (bpd)	3,954
Natural gas liquids (bpd)	23
Natural gas (mcfd)	1,559
Oil equivalent (boed) (1)	4,237
(1) Provident reports equivalent production converting natural gas to oil on a 6:1 basis.

The daily production figures in this section are for the June to December period. The effect of the production from U.S. operations on consolidated daily production is on an annual basis.

Excluding the Orcutt acquisition, USOGP production increased by approximately four percent or 158 boe per day in the period June 15 to December 31, 2004. The increase in base production is primarily attributable to drilling and optimization programs at West Pico and Santa Fe Springs offset by natural production declines. The Orcutt acquisition added 1,425 boe per day for the period October 4, to December 31, 2004. The exit production rate for 2004 was approximately 5,200 boe per day.

Revenue and royalties

The following table outlines USOGP revenue and royalties by product line. The table excludes revenues earned from operating certain properties (of $0.6 million year to date) on behalf of third parties.

Year ended
USOGP	December 31,
($ 000s, except per boe amounts)	2004
Oil
Revenue	$41,983
Realized loss on non-hedging derivative instrument	(425)
Royalties	(4,009)
Net revenue	$37,549
Net revenue (per barrel)	$47.72
Royalties as a percentage of revenue	9.5

Natural gas
Revenue	$2,482
Realized loss on non-hedging derivative instrument	-
Royalties	-
Net revenue	$2,482
Net revenue (per mcf)	$8.00
Royalties as a percentage of revenue	0

Natural gas liquids
Revenue	$223
Royalties	-
Net revenue	$223
Net revenue (per barrel)	$49.28
Royalties as a percentage of revenue	0

Total
Revenue	$44,688
Realized loss on non-hedging derivative instrument	(425)
Royalties	(4,009)
Net revenue	$40,254
Net revenue per boe	$47.74
Royalties as a percentage of revenue	9.0

Note: the above figures are presented net of transportation expenses.

Production expenses

Year ended
USOGP	December 31,
($ 000s, except per boe amounts)	2004
Production expenses	$13,173
Production expenses (per boe)	$15.62

USOGP Production expenses are higher than expected in the period June 15 to December 31, 2004 due to less than expected incremental production from certain drilling activities as well as continuing increases in the cost of goods and services due to the high commodity price environment. BreitBurn also returned some higher operating cost wells to production due to the current high commodity price environment. Operating costs for 2005 are expected to average between $13.00 and $13.50, at a USD$1.00=CAD$1.25 exchange rate, primarily due to projected increases in production.

General and administrative

The following table does not incorporate the USOGP portion of non-cash general and administrative charges associated with the USOGP unit appreciation rights plan and an internal management charge. A year to date non-cash expense for the unit appreciation rights plan and the internal management charge of $0.8 million and $0.7million respectively has been recorded in 2004.

Year ended
USOGP	December 31,
($ 000s, except per boe amounts)	2004
Cash general and administrative	$4,113
Cash general and administrative per boe	$4.85

General and administrative expenses in the USOGP unit are expected to increase slightly in absolute terms with the Nautilus acquisition (which was completed March 2, 2005), but to slightly decrease on a per unit (boe) basis. The U.S. operations are capable of absorbing additional production, particularly in core areas, with minor increases in general and administrative expenses.

Operating netback

Year ended
USOGP	December 31,
($ per boe)	2004
Netback per boe
Gross production revenue	$52.92

Royalties	(4.76)
Operating costs	(15.62)
Field operating netback	32.54

Cash hedging	(0.79)
Operating netback after hedging	$31.75

Despite higher than expected operating costs, USOGP operating netbacks remained strong throughout2004 due to high commodity prices.

Income taxes and cash taxes

Year ended
USOGP	December 31,
($ 000s)	2004

Current and withholding taxes	$1,201

Current and withholding taxes include current U.S. federal and state income taxes as well as accrued or paid U.S. withholding taxes on distributions that have been or will be made from BreitBurn Energy LP to Provident.

Depletion, depreciation and accretion (DD&A)

Year ended
USOGP	December 31,
($ 000s, except per boe amounts)	2004

DD&A	$7,402
DD&A per boe	$8.78

The USOGP's DD&A rate is low due to the long-lived nature of the assets.

Capital expenditures

USOGP capital expenditures for the quarter ended December 31, 2004 totaled $79.3 million. This includes $58.5 million for the Orcutt property acquisition, $3.1million to increase BreitBurn's working interest in certain wells at West Pico and Sawtelle, $7.3 million on drilling, optimization and facility upgrades at West Pico, $5.0 million on drilling, optimization and facility upgrades at Santa Fe Springs and $5.4 million on facility upgrades and optimization programs at other USOGP properties. Optimization capital was partially focused at returning previously uneconomic wells to production due to the high commodity price environment.

Oil and natural gas reserves

In order to provide clarity in Provident's reserve reporting, the reserves are illustrated by country and on a consolidated basis. The Canadian and U.S evaluation reports used the McDaniel & Associates (McDaniel) price forecast at January 1, 2005 and are prepared in accordance with disclosure standards as mandated by the Canadian Securities Administrators' National Instrument 51-101 (NI 51-101)Standards of Disclosure for Oil and Gas Activities. NI-51-101 establishes prescribed disclosures regarding oil and natural gas information and provides enhanced corporate governance measures by mandating the involvement of independent reserves evaluators in the preparation of reserves data and assigning responsibility for the content of reserves data directly to management and the board of directors.

Under NI-51-101, proved reserves are defined as having a high degree of certainty to be recoverable and probable reserves are defined as those reserves that are less certain to be recovered than proved reserves. The targeted levels of certainty, in aggregate, are at least 90 percent probability that the quantities actually recovered will equal or exceed the estimated proved reserves and at least a 50 percent probability that the quantities recovered will equal or exceed the sum of the estimated proved plus probable reserves. The most significant aspect of reporting under NI-51-101 standards is the definition of proved plus probable as a "best estimate" of future recoverable reserves.

Provident consolidated oil and natural gas reserves

Provident had a successful year with respect to reserves addition activities and the drive to continually support the sustainability of the trust. The Trust's reserves more than doubled after production with proved producing reserves growing from 35,466 Mboe to 73,715Mboe, total proved growing from 41,868 Mboe to 99,627 Mboe, and proved plus probable growing from 54,894 Mboe to 130,800 Mboe. Reserve life indices increased as well largely due to the acquisition of low decline, long life reserves in the U.S. Acquisitions accounted for most of the growth in reserves volumes however it is noteworthy that internal development activities in Western Canada were successful in replacing approximately 36 percent of total production. NI 51-101 requires that acquisitions be reported as per the evaluation completed at the time of the year-end filing. To comply with this requirement all 2004 acquisitions are summarized herein as per the McDaniel, Cawley, Gillespie and Associates, Inc. (CGA) and Netherland, Sewell and Associates, Inc. (NSA) December 31, 2004 evaluations with actual production added back to develop the effective volumes acquired at the time of acquisition. These volumes may be different than those presented in press releases at the time of acquisition due to different effective dates, impacting production as well as technical and economic revisions. Additional reserves detail can be found in the Trust's Annual Information Form.

Canadian oil and natural gas reserves

Provident's Canadian oil and natural gas reserves as of December 31, 2004 were evaluated or reviewed by McDaniel. McDaniel evaluated the properties that comprise approximately 81 percent of the value of the Canadian oil and gas reserves. The remaining 19 percent of value was evaluated by qualified Provident staff and ultimately reviewed by McDaniel. In 2003 a similar approach was taken with McDaniel evaluating approximately 75percent of Provident's Canadian properties.

Total proved reserves increased by 49 percent and proved plus probable reserves increased by 44 percent, before accounting for production, and 24 percent and 25 percent respectively after production. Acquisitions were the major factor accounting for 77 percent of the total proved and 83 percent of the proved plus probable increases before production. Additions due to drilling made a significant contribution with total proved additions replacing 29 percent of production and proved plus probable additions replacing 39 percent of Canadian production.

Revisions, excluding economic factors, accounted for a three percent increase in total proved reserves and minus one percent for proved plus probable reserves. Higher commodity prices resulted in positive revisions due to economic factors of approximately two percent. Production in 2004 totaled 10,534 Mboe and along with acquisitions and divestitures, additions and revisions, resulted in a proved plus probable reserve closing balance at December31, 2004 of 68,672 Mboe compared to 54,894 Mboe on December 31, 2003.

United States

Provident's U.S. oil and natural gas reserves as of December 31, 2004 were evaluated by NSA and CGA. NSA evaluated properties that comprise approximately 90 percent of the value of the U. S. reserves with CGA evaluating the remainder. The U. S. reserves evaluations comply with NI 51-101 and both companies are qualified to evaluate reserves in accordance with the Canadian reporting requirements.

The increase in commodity prices between the acquisition dates and year-end, when applied to the shallow decline rates of the United States reserves, resulted in significant positive revisions due to economic factors. These factors resulted in a 15 percent increase in the proved developed producing and total proved reserves, and a 16 percent increase in proved plus probable reserves over the assignments at the time of purchase.

Provident consolidated oil and natural gas reserves

The following reconciliation summarizes Provident's consolidated reserve activity for the year ended December 31, 2004, on the basis of working interest, and net interest after royalties.

Provident consolidated(d) Proved developed producing

	Light &
	Medium Crude	Heavy	Total
Company Share (WI +RI) (a)(c)	Oil	Crude Oil	Crude Oil	Gas	NGL	BOE
	Mbbl	Mbbl	Mbbl	MMcf	Mbbl	Mboe
Balance at December 31, 2003	11,195	3,937	15,132	109,019	2,164	35,466
Production	(3,598)	(2,482)	(6,080)	(28,435)	(542)	(11,361)
Acquisition	33,999	2,146	36,145	44,517	1,208	44,772
Divestiture	(148)	(1)	(149)	(910)	(21)	(321)
Exploration Discoveries	0	0	0	763	22	149
Drilling Extensions	262	692	954	2,285	36	1,370
Recompletion	197	73	270	2,580	9	709
Transfer	0	186	186	164	0	213
Economic Factors	491	223	714	1,031	10	896
Technical Revisions	1,044	396	1,440	1,929	60	1,822

Balance at December 31, 2004	43,442	5,169	48,611	132,943	2,947	73,715

(WI) Share (b)
Balance at December 31, 2004	43,393	5,158	48,551	130,972	2,902	73,281

Provident consolidated(d)
Total proved

	Light &
	Medium	Heavy Crude	Total Crude
Company Share (WI +RI) (a)(c)	Crude Oil	Oil	Oil	Gas	NGL	BOE
	Mbbl	Mbbl	Mbbl	MMcf	Mbbl	Mboe
Balance at December 31, 2003	11,773	7,473	19,246	122,093	2,273	41,868
Production	(3,598)	(2,481)	(6,080)	(28,435)	(542)	(11,361)
Acquisition	46,286	4,669	50,956	67,782	1,981	64,234
Divestiture	(148)	(153)	(301)	(910)	(21)	(473)
Exploration Discoveries	0	0	0	763	22	149
Drilling Extensions	262	835	1,097	6,133	36	2,156
Recompletion	197	73	270	2,972	9	774
Transfer	0	3	3	0	0	3
Economic Factors	492	265	757	1,030	10	938
Technical Revisions	1,062	(38)	1,024	1,272	103	1,339

Balance at December 31, 2004	56,324	10,646	66,971	172,700	3,873	99,627

(WI) Share (b)
Balance at December 31, 2004	56,252	10,634	66,887	170,318	3,824	99,097

Provident consolidated(d)
Total proved plus probable
	Light &
	Medium	Heavy Crude	Total
Company Share (WI +RI) (a)(c)	Crude Oil	Oil	Crude Oil	Gas	NGL	BOE
	Mbbl	Mbbl	Mbbl	MMcf	Mbbl	Mboe
Balance at December 31, 2003	14,971	11,875	26,846	151,392	2,816	54,894
Production	(3,598)	(2,482)	(6,080)	(28,435)	(542)	(11,361)
Acquisition	57,233	8,164	65,397	89,034	2,832	83,067
Divestiture	(167)	(538)	(704)	(1,013)	(24)	(897)
Exploration Discoveries	0	0	0	916	27	179
Drilling Extensions	321	1,074	1,395	8,512	57	2,870
Recompletion	202	92	294	4,522	11	1,059
Transfer	0	8	8	0	0	8
Economic Factors	679	410	1,089	1,130	10	1,287
Technical Revisions	488	(724)	(237)	(804)	64	(307)

Balance at December 31, 2004	70,128	17,880	88,007	225,252	5,251	130,800

(WI) Share (b)
Balance at December 31, 2004	70,043	17,865	87,908	222,343	5,189	130,155

(a) Company share includes working interest (WI) and royalty interests (RI).
(b) WI share includes the Companies working interests only, and excludes volumes associated with royalties paid to others.
(c) Tables may not add due to rounding.
(d) Reserves and values reported are based on 100 percent of the interests of Breitburn L.P. in the U.S. properties as at December 31, 2004. Provident indirectly holds approximately 94.2 percent of the outstanding partnership interests of Breitburn L.P. with the remaining approximately 5.8 percent of the partnership interests held by Breitburn's co-founders and co-chief executive officers.

Provident's Consolidated oil and natural gas reserves and present value of estimated future cash flows based on forecast (escalated) price assumptions are summarized below.

Provident consolidated reserves summary (a)(b)

Using McDaniel January 1, 2004 forecast pricing

		Gross Reserves(c)						Net Reserves(d)

							Light &
	Light &						Medium	Heavy
	Medium	Heavy					Crude	Crude
	Crude Oil	Crude Oil	Total Oil	NGLs	Gas	Boe	Oil	Oil	Total Oil	NGLs	Gas	Boe
			(mbbls)	(mbbls)	(mmcf)	(mboe)			(mbbls)	(mbbls)	(mmcf)	(mboe)
Proved Reserves

Producing	43,393	5,158	48,551	2,902	130,972	73,281	39,053	4,532	43,585	2,258	109,913	64,162

Non-Producing	4,229	690	4,919	185	21,421	8,674	3,870	580	4,450	147	17,434	7,502

Undeveloped	8,630	4,787	13,417	738	17,924	17,142	7,153	4,333	11,486	603	15,377	14,651

Total Proved	56,252	10,634	66,887	3,824	170,318	99,097	50,075	9,445	59,520	3,008	142,724	86,315

Probable	13,791	7,231	21,022	1,365	52,026	31,058	12,049	6,541	18,599	1,078	43,826	26,972
TOTAL Proved
plus Probable	70,043	17,865	87,908	5,189	222,343	130,155	62,124	15,986	78,110	4,086	186,550	113,288

(a) Tables may not add due to rounding.

(b) Reserves and values reported are based on 100 percent of the interests of BreitBurn L.P. in the U.S. properties asatDecember31, 2004. Provident indirectly holds approximately94.2 percent of the outstanding partnership interests of BreitBurn L.P. with the remaining approximately 5.8 percent fthe partnership held by BreitBurn's co-founders and co-chief executive officers.

(c) Gross Reserves are Provident's working interest (operating or non-operating) share before deducting of royalties and without including any royalty interests of Provident.

(d) Net Reserves are Provident's working interest (operating or non-operating) share after deduction of royalty obligations, plus Provident's royalty interests in reserves.

Provident consolidated present value of reserves (a)(b)(c)

	Present Worth Value Before Tax Discounted at
	0%	8%	10%	15%	20%
			($ 000's)
Proved Reserves
Producing	$1,123,630	$828,534	$777,562	$685,205	$617,667
Non-Producing	125,043	72,478	65,379	52,380	43,552
Undeveloped	300,677	159,591	135,085	101,519	79,071
Total Proved	1,549,350	1,060,603	978,026	839,104	740,290
Probable	607,083	308,538	266,933	203,441	162,731

TOTAL Proved plus Probable	$2,156,432	$1,369,141	$1,244,959	$1,042,545	$903,022

	Present Worth Value After Tax(d) Discounted at
	0%	8%	10%	15%	20%
			($000's)
Proved Reserves
Producing	$1,090,901	$802,947	$752,816	$663,111	$597,558
Non-Producing	76,391	42,293	37,569	29,694	24,416
Undeveloped	257,912	136,346	114,587	86,902	68,593
Total Proved	1,425,203	981,587	904,973	779,707	690,567
Probable	527,922	266,574	229,582	175,646	141,248
TOTAL Proved plus Probable	$1,953,124	$1,248,161	$1,134,555	$955,353	$831,816

(a) Present values include the effects of hedging

(b) Tables may not add due to rounding

(c) Reserves and values reported are based on 100 percent of the interests of Breitburn L.P. in the U.S. properties as at December 31, 2004. Provident indirectly holds approximately 94.2 percent of the outstanding partnership interests of Breitburn L.P. with the remaining approximately 5.8 percent of the partnership interests held by Breitburn's co-founders and co-chief executive officers.

(d) After tax values include U.S. State and Federal Taxes as well as with holding tax on funds that flow back to Provident Energy Ltd. in Canada.

Provident's Canadian oil and natural gas reserves and present value of estimated future cash flows based on forecast (escalated) price assumptions are summarized below.

Canada reserves summary (a)

(a) Tables may not add due to rounding.
		Gross Reserves						Net Reserves

	Light &						Light &
	Medium	Heavy					Medium	Heavy
	Crude	Crude			Natural		Crude	Crude			Natural
	Oil	Oil	Oil	NGLs	Gas	Boe	Oil	Oil	Oil	NGLs	Gas	Boe
			(mbbls)	(mbbls)	(mmcf)	(mboe)			(mbbls)	(mbbls)	(mmcf)	(mboe)
Proved Reserves
Producing	15,258	3,509	18,766	2,828	123,228	42,132	13,010	3,022	16,032	2,195	103,312	35,445
Non-Producing	498	683	1,181	185	20,550	4,790	437	573	1,010	147	16,682	3,937
Undeveloped	255	2,817	3,072	131	7,264	4,413	221	2,521	2,743	104	6,611	3,948
Total Proved	16,011	7,008	23,019	3,144	151,042	51,336	13,668	6,117	19,784	2,446	126,605	43,331
Probable	4,021	4,315	8,336	994	44,163	16,690	3,437	3,860	7,298	773	37,303	14,288

TOTAL Proved
plus Probable	20,032	11,323	31,355	4,137	195,204	68,026	17,105	9,977	27,082	3,218	163,908	57,618

Canada present value of reserves (a)(b)
	Present Worth Value Before Tax(c) Discounted at
	0%	8%	10%	15%	20%
			($000's)
Proved Reserves
Producing	$787,859	$611,739	$582,441	$523,289	$478,101
Non-Producing	57,745	39,867	37,083	31,647	27,631
Undeveloped	51,028	35,757	33,037	27,435	23,119
Total Proved	896,632	687,363	652,561	582,371	528,852
Probable	295,481	173,312	156,536	125,489	104,225
TOTAL Proved plus
Probable	$1,192,112	$860,675	$809,097	$707,860	$633,077

(a) Tables may not add due to rounding

(b) Present values include the effects of hedging

(c) Before Tax values presented for Canada since Provident is not taxable in Canada

Provident's U. S. oil and natural gas reserves and present value of estimated future cash flows based on forecast (escalated) price assumptions are summarized below. Reserves and values reported are based on 100 percent of the interests of Breitburn L.P. in the U.S. properties as at December 31, 2004. Provident indirectly holds approximately 94.2 percent of the outstanding partnership interests of Breitburn L.P. with the remaining approximately 5.8percent of the partnership interests held by Breitburn's co-founders and co-chief executive officers.

United States reserves summary(a)(b)

		Gross Reserves						Net Reserves

	Light &						Light &
	Medium	Heavy					Medium	Heavy
	Crude	Crude			Natural		Crude	Crude			Natural
	Oil	Oil	Oil	NGLs	Gas	Boe	Oil	Oil	Oil	NGLs	Gas	Boe
			(mbbls)	(mbbls)	(mmcf)	(mboe)			(mbbls)	(mbbls)	(mmcf)	(mboe)
Proved Reserves
Producing	28,135	1,649	29,784	74	7,744	31,149	26,043	1,510	27,554	63	6,601	28,717
Non-Producing	3,731	7	3,738	0	872	3,884	3,433	7	3,439	0	752	3,565
Undeveloped	8,375	1,970	10,345	606	10,660	12,728	6,931	1,812	8,743	499	8,766	10,703
Total Proved	40,241	3,626	43,868	681	19,276	47,761	36,407	3,329	39,736	562	16,119	42,985
Probable	9,770	2,916	12,686	371	7,863	14,367	8,611	2,681	11,292	306	6,523	12,685

TOTAL Proved
plus Probable	50,011	6,542	56,554	1,052	27,139	62,128	45,019	6,009	51,028	868	22,642	55,670

(a) Tables may not add due to rounding. Reserves and values reported are based on 100 percent of the interests of Breitburn L.P. in the U.S. properties as at December 31, 2004. Provident indirectly holds approximately 94.2 percent of the outstanding partnership interests of Breitburn L.P. with the remaining approximately 5.8 percent of the partnership interests held by Breitburn's co-founders and co-chief executive officers.

(b) Reserves and values reported are based on 100 percent of the interests of Breitburn L.P. in the U.S. properties as at December31,2004. Provident indirectly holds approximately 94.2 percent of the outstanding partnership interests of Breitburn L.P. with the remaining approximately 5.8 percent of the partnership interests held by Breitburn's co-founders and co-chief executive officers.

United States present value of reserves (a)(b)(d)
	Present Worth Value Before Tax Discounted at
	0%	8%	10%	15%	20%
			($ 000's)
Proved Reserves
Producing	$335,771	$216,795	$195,120	$161,916	$139,566
Non-Producing	67,298	32,611	28,296	20,733	15,920
Undeveloped	249,649	123,834	102,048	74,084	55,952
Total Proved	652,718	373,240	325,465	256,733	211,438
Probable	311,602	135,226	110,398	77,952	58,506
TOTAL Proved plus Probable	$964,320	$508,466	$435,862	$334,685	$269,944

	Present Worth Value After Tax(c) Discounted at
	0%	8%	10%	15%	20%
			($ 000's)
Proved Reserves
Producing	$303,042	$191,208	$170,375	$139,822	$119,457
Non-Producing	18,646	2,426	486	-1,953	-3,215
Undeveloped	206,884	100,589	81,550	59,467	45,474
Total Proved	528,571	294,224	252,411	197,336	161,715
Probable	232,441	93,262	73,046	50,157	37,023
TOTAL Proved plus Probable	$761,012	$387,486	$325,458	$247,493	$198,739

(a) Tables may not add due to rounding

(b) Values in Canadian dollars

(c) After tax values include U.S. State and Federal Taxes as well as with holding tax on funds that flow back to Provident Energy Ltd. in Canada.

(d) Reserves and values reported are based on 100 percent of the interests of Breitburn L.P. in the U.S. properties as at December 31, 2004. Provident indirectly holds approximately 94.2 percent of the outstanding partnership interests of Breitburn L.P. with the remaining approximately 5.8 percent of the partnership interests held by Breitburn's co-founders and co-chief executive officers.

The following table summarizes the McDaniel's price forecast used in evaluating Provident's reserves under escalated pricing assumptions:

Reserves pricing summary

		WTI @
		Cushing	Light, Sweet	Heavy Oil @	Alberta AECO
	US$/Cdn$	Oklahoma	@ Edmonton	Hardisty	Spot Price
	Exchange Rate	US$/bbl	Cdn$/bbl	Cdn$/bbl	Cdn$/GJ
2005	0.83	42.00	49.60	29.40	6.45
2006	0.83	39.50	46.60	29.90	6.20
2007	0.83	37.00	43.50	27.90	6.05
2008	0.83	35.00	41.10	26.30	5.80
2009	0.83	34.50	40.50	25.90	5.70

National Instrument 51-101

Oil and natural gas reserves estimation and reporting had been governed by National Policy 2B (NP 2B) from the late 1970's until 2003. As a result of concern expressed by many market participants over the quality and consistency of oil and gas reserves estimates, the Alberta Securities Commission established the Oil and Gas Taskforce in June 1998. The Taskforce, working with the Canadian Institute of Mining, Metallurgy & Petroleum (CIM), and the Calgary chapter of the Society of Petroleum Evaluations Engineers developed recommendations to standardize reserve definitions, as well as the Canadian Oil and Gas Evaluation ("COGEH") handbooks to provide guidance for engineers and geologists on recommended reserves booking practices. The Canadian Securities Association proposed new standards that govern all aspects of reserves disclosure in the form of National Instrument 51-101 (NI 51-101). The evaluation practices applied to all of Provident's reserves comply with NI 51-101.

Reserve definitions

The following outlines the main reserves definitions as per NI 51-101.

Acquisitions and Dispositions: Positive or negative changes to the reserves estimates as a result of purchasing or selling all or a portion of an interest in oil and gas properties.

Closing Balance: Company or net interest reserves assigned at the end of the period being reconciled.

Company Share: Includes working interest volumes and volumes equivalent to royalty interests (RI) paid to others, but excludes volumes equivalent to royalty interests received from others.

Drilling Extensions: Additions to reserves resulting from capital expenditures for step-out drilling in previously discovered reservoirs.

Economic Factors: Changes to reserves between the current and previous reporting periods resulting from different price forecasts, inflation rates, and regulatory changes.

Exploration Discoveries: Additions to reserves where no reserves were previously booked.

Improved Recovery: Additions to reserves resulting from capital expenditures associated with the installation of enhanced recovery schemes that were not previously included in reserves in that category.

Infill Drilling: Additions to reserves resulting from capital expenditures for infill drilling in previously discovered reservoirs that were not drilled for enhanced recovery schemes and that were not previously included in the initial reserves assignment.

Net Share: Includes the Company's working interests and volumes equivalent to royalty interests received from others, but excludes volumes equivalent to royalty interests (RI) paid to others.

Opening Balance: Company or net interest reserves reported in the evaluation being reconciled to.

Production: Reserves reductions due to production during the time period being reconciled.

Technical Revisions: Positive or negative reserves revisions to a reserves entity resulting from new technical data or revised interpretations on previously assigned reserves.

Working Interest: The Company's interest before royalties paid to or received from others.

Reserve life index ("RLI")

The 2004year end RLI's were determined by applying the average 2005 production rate from the McDaniel, NSA and CGA evaluations to the remaining volumes as of January 1, 2005. The proved plus probable RLI's for years prior to 2003 are based on established reserves under NP 2B with probable reserves risked at 50 percent.

It is important to note that the long-term, stable cash flow from the midstream services business significantly extends Provident's economic life. For this reason economic life as a measure of Provident's future cash flows is more representative than the typically referenced reserve life index.

The following table illustrates the reserve volume and reserve life index for Provident since its inception as a trust.

Provident consolidated reserve life index Company share (WI + RI)

				December 31,
Total Crude oil	2004	2003	2002	2001
Proved Producing	7.2	3.6	3.7	4.0
Total Proved	9.0	4.6	4.9	6.6
Proved plus Probable	11.0	6.4	5.9	8.3
Natural gas liquids
Proved Producing	4.9	5.3	4.8	4.6
Total Proved	6.1	5.6	5.2	5.3
Proved plus Probable	8.1	6.9	6.0	6.3
Natural gas
Proved Producing	4.9	4.9	5.9	4.8
Total Proved	5.6	5.5	6.8	5.6
Proved plus Probable	6.9	6.8	7.7	6.7
Oil equivalent (6:1)
Proved Producing	6.2	4.3	4.7	4.3
Total Proved	7.5	5.0	5.7	6.3
Proved plus Probable	9.3	6.6	6.7	7.8

Economic Life Index(a)	13.4	11.2	6.7	7.8

(a) Economic Life Index is based on a 25 year life for the Redwater facilities which Provident acquired in 2003 with Oil &Gas and Midstream weighting based on net present value discounted at 10 percent.

Canada reserve life index
Company share (WI + RI)

				December 31,
Total Crude oil	2004	2003	2002	2001
Proved Producing	3.8	3.6	3.7	4.0
Total Proved	4.3	4.6	4.9	6.6
Proved plus Probable	5.4	6.4	5.9	8.3
Natural gas liquids
Proved Producing	4.8	5.3	4.8	4.6
Total Proved	4.7	5.6	5.2	5.3
Proved plus Probable	6.0	6.9	6.0	6.3
Natural gas
Proved Producing	4.8	4.9	5.9	4.8
Total Proved	5.1	5.5	6.8	5.6
Proved plus Probable	6.3	6.8	7.7	6.7
Oil equivalent (6:1)
Proved Producing	4.3	4.3	4.7	4.3
Total Proved	4.7	5.0	5.7	6.3
Proved plus Probable	5.8	6.6	6.7	7.8

United States reserve life index
Company share (WI + RI)

				December 31,
Total Crude oil	2004	2003	2002	2001
Proved Producing	16.9	--	--	--
Total Proved	22.1	--	--	--
Proved plus Probable	26.9	--	--	--
Natural gas liquids
Proved Producing	8.9	--	--	--
Total Proved	15.0	--	--	--
Proved plus Probable	22.1	--	--	--
Natural gas
Proved Producing	12.0	--	--	--
Total Proved	22.3	--	--	--
Proved plus Probable	27.2	--	--	--
Oil equivalent (6:1)
Proved Producing	16.6	--	--	--
Total Proved	22.0	--	--	--
Proved plus Probable	26.8	--	--	--

Finding, development and acquisition costs

Under NI 51-101, the methodology to be used to calculate finding and development costs (F&D) implies that F&D and finding, development and acquisition costs (FD&A costs) incorporate changes in future development capital (FDC) required to bring the proved undeveloped and probable reserves to production.

Provident had three year average total proved plus probable finding, development and acquisition (FD&A) costs of $10.68 per boe, including Future Development Costs (FDC) and NI-51-101 revisions. We believe that taking a three-year average of FD&A is the appropriate method in which to look at reserve add costs because it takes into account more full cycle economics as well as the means through which reserves are added.

In 2004 additions due to drilling were a significant contribution with total proved additionsof3,079 Mboe and proved plus probable additions of 4,108 Mboe. It is important to recognize that as an energy trust and not an exploration oriented venture, Provident is naturally going to focus capital and other resources on reserve promotes between categories. In 2004, as a result of infill drilling we promoted over 213 MBOE of reserves into the proved developed producing category. The associated capital, and any changes to it, have been accounted for in the NI 51-101 calculation and is part of the ongoing development process necessary to bring production on stream and create cash flow.

The table below presents F&D and FD&A costs for both proven and proved plus probable reserves. Costs include all costs of exploring for and developing reserves, including land costs. Acquisition costs include the cash cost of acquiring reserves and the fair value of liabilities assumed. The requirement under generally accepted accounting principles to increase the book value of property plant and equipment and to record an offsetting future tax liability when the purchase price paid on an (usually corporate) acquisition exceeds the available tax pools. This has not been added to FD&A costs. Goodwill was recorded on the acquisitions as part of the purchase price allocation, and therefore forms part of the costs of acquiring the reserves. NI 51-101 does not specifically define reserve additions and does not contemplate nor define acquisition costs. The following table presents reserve additions both including reserve revisions and excluding reserve revisions. If negative revisions exceed additions, the resultant negative number has been excluded. In 2003, dispositions of oil and gas reserves exceeded additions, and have also been excluded from the table.

Provident Consolidated

				Three year
($ per boe)	2004	2003	2002	average (2)
Finding and Development Costs
per boe(3) (includes FDCs)
Proven
Additions	$21.20	$16.20	$14.39	$18.24
Additions including revisions	$12.19	- (1)	- (1)	- (1)
Proved plus probable
Additions	$15.84	$22.05	$11.01	$15.42
Additions including revisions	$12.79	$14.63	- (1)	- (1)

Finding, development and
acquisition costs per boe
(includes FDCs)
Proven
Proven excluding revisions	$14.55	- (1)	$13.95	$12.63
Proven including revisions	$14.07	- (1)	$15.30	$13.28
Proved plus probable
Proved plus probable excluding
revisions	$11.71	- (1)	$12.42	$10.39
Proved plus probable including
revisions	$11.58	-(1)	$13.91	$10.68

(1) Revisions exceeded additions or dispositions exceeded acquisition, therefore the calculation is not included in the table

(2) Three year average is the average of 2002, 2003 and 2004. The aggregate of the exploration and development costs incurred in the most recent financial year and the change during that year in estimated future development costs generally will not reflect total finding and development costs related to reserves additions for that year.

(3) Based on Company share reserves. BOEs may be misleading, particularly if used in isolation. A BOE conversion ratio of 6 Mcf: 1 bbl is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

Canada

				Three year
($ per boe)	2004	2003	2002	average (2)
Finding and Development Costs
per boe(3) (includes FDCs)
Proven
Additions	$21.20	$16.20	$14.39	$18.24
Additions including revisions	$12.19	- (1)	- (1)	- (1)
Proved plus probable
Additions	$15.84	$22.05	$11.01	$15.42
Additions including revisions	$12.79	$14.63	- (1)	- (1)

Finding, development and
acquisition costs per boe (includes
FDCs)
Proven
Proven excluding revisions	$27.77	- (1)	$13.95	$18.00
Proven including revisions	$24.69	- (1)	$15.30	$19.64
Proved plus probable
Proved plus probable excluding
revisions	$21.85	- (1)	$12.42	$15.55
Proved plus probable including
revisions	$20.96	-(1)	$13.91	$16.38

(1) Revisions exceeded additions or dispositions exceeded acquisition, therefore the calculation is not included in the table

(2) Three-year average is the average of 2002, 2003 and 2004. The aggregate of the exploration and development costs incurred in the most recent financial year and the change during that year in estimated future development costs generally will not reflect total finding and development costs related to reserves additions for that year.

(3) Based on Company share reserves. BOEs may be misleading, particularly if used in isolation. A BOE conversion ratio of 6 Mcf: 1 bbl is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.
United States(1)
($ per boe)	2004

Finding, development and acquisition costs per boe(2)
(includes FDCs)
Proven
Proven excluding revisions	$9.89
Proven including revisions	$9.89
Proved plus probable
Proved plus probable excluding revisions	$8.19
Proved plus probable including revisions	$8.19

(1) All U.S. reserves included as acquisitions in 2004.

(2) Based on Company share reserves. BOEs may be misleading, particularly if used in isolation. A BOE conversion ratio of 6 Mcf: 1 bbl is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

Midstream services and marketing business segment

The assets

The Midstream business unit processes natural gas liquids (NGL) at the Redwater fractionation, storage and transportation facility located near Edmonton, Alberta. The integrated Redwater system is comprised of three core assets:

  100percent ownership of the Redwater NGL Fractionation Facility, a 65,000barrels per day (bbl/d) fractionation, storage and transportation facility that includes 12 pipeline receipt and delivery points, railcar loading facilities with direct access to CN and CP rail, two propane truck loading facilities, and six million gross barrels of salt cavern storage. The facility can process high-sulphur NGL streams and is one of only two facilities in western Canada capable of extracting ethane from the natural gas liquids stream.

  43.3percent ownership of the 38,500bbl/d Younger NGL extraction plant located at Taylor in northeastern British Columbia that supplies 16,700 bbl/dof net NGLs for processing at Redwater.

  100percent ownership of the 565 kilometer proprietary Liquids Gathering System ("LGS") that runs along the Alberta-British Columbia border providing access to a highly active basin for liquids-rich natural gas exploration and exploitation. Provident also has long-term shipping rights on the Pembina Peace Pipeline that extends the product delivery transportation network through to the Redwater fractionation facility.

The majority of the property, plant and equipment are depreciated over 30 years on a straight-line basis reflecting the long useful life of these assets.

Midstream and marketing services

Provident's midstream services offer customers several types of services and contractual arrangements, which include:

Fee for service processing - ("Transportation and Fractionation- T&F") In these arrangements, NGL owners (typically natural gas producers) deliver to Provident their NGLs and pay fees for the transportation, fractionation, short term storage and distribution of their NGL barrels. The NGL owner is responsible for marketing their product.

Marketing Services: This service involves NGL owners delivering their product to Provident with Provident taking title and paying the NGL owner an amount that is a delivery price of raw NGLs that is discounted to postings. The discounted purchase price that Provident pays for the product covers the costs of transportation, fractionation, storage, and marketing of the NGLs.

Storage: NGL owners pay fees to store their NGLs.

Transport and Distribution: NGL owners or purchasers pay fees to transport NGLs through the LGS pipeline and use rail and truck loading facilities.

Management estimates that marketing of third-party oil volumes, combined with certain Provident crude oil volumes, will provide better producer netbacks than can be achieved through third-party marketers.

The contracts

At the Redwater facility, approximately 75 percent of the available capacity is contracted through fee-for-service or fixed margin arrangements with major oil and natural gas producers and petrochemical businesses. As a result of these contracts, approximately 68 percent of Redwater's system capacity is contracted for 10 years or longer.

Fractionation plant capacity and throughput

The Redwater facility was constructed between 1996 and 1998. It is the most modern facility of its type in Canada and is currently designed for throughput capacity of 65,000bpdof NGLs with an expectation to average approximately 63,000 bpd.

Operations - throughput

In 2004, throughput at the Redwater fractionation facility averaged 55,120 bpd compared to 63,616 in the fourth quarter of 2003, the first quarter in which the facility was owned by Provident. Outages on a liquids gathering system and on a third-party delivery system contributed to a reduction in mix inventory at the end of the year. These outages were substantially mitigated through deliveries on alternative pipelines.

Revenues

2004 product sales and services revenues of $840.2 million after elimination of intersegment transactions include product sales related to T&F processing and marketing, revenues generated through storage and distribution services and oil sales generated through oil marketing activities. The majority of NGL revenues are earned pursuant to the long-term contracts and annual evergreen purchase and sales commitments.

Cost of goods sold

The cost of goods sold of$741.6 million after elimination of intersegment transactions for the year relates to NGL product sales revenue included in the product sales and services revenue, where Provident has purchased natural gas liquids and to oil purchased pursuant to oil marketing activities. The NGL costs would be applicable to the fixed margin contracts and a small percentage of volume delivered from the Younger facility on which Provident retains fractionation risk. The majority of the natural gas liquids are purchased pursuant to long-term contracts and annual evergreen purchase commitments.

Other expenses

The plant has modern technology and low cost operations compared to other North American facilities of this type. In 2004, operating costs of $38.0 million included costs associated with a scheduled turnaround at the Redwater plant. General and administrative expenses of $6.7 million for 2004 (2003 - $1.1 million), interest of $6.7 million for 2004 (year ended December 31 - $1.4 million), and depreciation of $9.6 million for 2004 (2003 - $2.2 million) consistently show 2004 expenses exceed 2003 expenses because 2004 reflects a full year of operation compared to three months of operations in 2003.

Earnings before interest, taxes, depletion, depreciation, accretion, and non-cash revenue ("EBITDA") and cash flow from operations

For 2004, Provident's Midstream business unit generated EBITDA of $50.1 million and cash flow from operations of $42.4 million. Actual EBITDA performance exceeded management's 2004 EBITDA forecast of $38-$42 million. These full year results compare to fourth quarter 2003 EBITDA of $10.2 million and cash flow of $8.9 million.

Management's 2005 forecast for Midstream EBITDA is $40 million.

Management uses EBITDA to analyze the operating performance of the midstream business unit. EBITDA as presented does not have any standardized meaning prescribed by Canadian GAAP and therefore it may not be comparable with the calculation of similar measures for other entities. EBITDA as presented is not intended to represent operating cash flow or operating profits for the period nor should it be viewed as an alternative to cash flow from operating activities, net earnings or other measures of financial performance calculated in accordance with Canadian GAAP. All references to EBITDA throughout this report are based on Earnings before interest, taxes, depletion, depreciation, accretion, and non-cash revenue ("EBITDA") Provident foreign ownership developments.

Foreign ownership

Since January 2002, we have seen increased trading volumes and levels of ownership by non-residents of Canada. Based on information received from our transfer agent and financial intermediaries in March 2005, an estimated 75 percent of our outstanding trust units are held by non-residents. However, this estimate may not be accurate as it is based on certain assumptions and data from the security industry that does not have a well-defined methodology to determine the residency of beneficial holders of securities.

In March of 2004, the Canadian government announced that it would change current legislation to ensure that all mutual fund trusts, including resources trusts, would be subject to a minimum 50 percent Canadian ownership standard and that there would be withholding taxes on all distributions to non-residents of Canada. The specific legislation providing the details of the changes was tabled in mid-September. These changes required that Provident have no more than 50 percent foreign ownership by January 1, 2007.

In December of 2004, Canada's Minister of Finance tabled a Notice of Ways and Means Motion to Implement Budget 2004 Measures (the Notice). The Notice did not include restrictions upon foreign ownership of mutual fund trusts as was previously proposed in draft legislation on September 16, 2004. Under the terms of the Notice, non-resident taxable and tax-exempt accounts will have tax withheld by the Canadian government on the entire distribution, including the return of capital and return on capital portions. The Notice is effective January 1, 2005.

On September 17, 2003 Canadian unitholders approved an amendment to the Trust's Trust Indenture providing that residency restriction provisions need not be enforced while the Trust continues to qualify as a Mutual Fund Trust under Canadian tax legislation.

The Trust qualifies as a Mutual Fund Trust under the Canadian Income Tax Act because substantially all the value of its asset portfolio is derived from non-taxable Canadian properties, comprised principally of royalties and inter-company debt. To allow Provident to remain a Mutual Fund Trust and to execute a business plan that maximizes unitholder returns without regard to the types of assets the Trust may hold, the approved amendment provides for Provident's board of directors to have sole discretion to determine whether and when it is appropriate to reduce or limit the number of trust units held by non-residents of Canada.

Related party

Property sale

On December 30, 2004, at the conclusion of a competitive process, Provident sold properties to a private company on whose board two of the directors of Provident sit and in which they own shares. The properties were sold for consideration of $3.5 million of which $0.5 million was cash and $3.0 million consisted of 10,000,000 common shares valued at $0.30 per share. The carrying value of these shares are included in investments on the balance sheet. The transaction was recorded at fair value.

Management internalization

On January 17, 2003,unitholders of the Trust approved a management internalization transaction to eliminate the performance-based arrangement between external management and the Trust for total non-cash consideration of $18.0 million plus $0.6 million of transaction costs. Total non-cash consideration of $18.0 million was settled with the issuance of 1,682,242 exchangeable shares at a deemed price of $10.70per share that are held in escrow and released 25 percent per year commencing June 2003. The internalization was accretive to cash flow and net asset value and also improves the long-term cost structure of the Trust, which will be beneficial to the Trust's ability to attract capital in a competitive marketplace and complete accretive acquisitions. The transaction also increased ownership of the units held by management and directors further aligning managements' interests with those of unitholders.

Business prospects

Provident intends to execute a balanced portfolio strategy. In the COGP business internal development projects with a board approved capital budget of $68.8million are planned. Acquisitions of interest in properties close to properties already owned or partially owned by Provident will be pursued. In the USOGP business internal development projects are planned with a board approved capital budget of $ 41.0 million. Major corporate or property acquisitions are being evaluated. In the Midstream Services business Provident will expand and build upon the Redwater business and evaluate additional infrastructure assets with a goal of adding quality assets at reasonable prices. The goal of these strategies is to maintain and increase per unit distributable cash flow and net asset value.

Sensitivities

The following table shows the estimated sensitivity of 2005 cash flows to changes in pricing, interest and volume with the assets and hedge positions in place:

	Change
	000's	per unit
Pricing
WTI (+US$ 1.00) Oil	$2,974	$0.02
AECO (+Cdn$ 0.25) Gas	$4,460	$0.03
Interest (+/-1.0%)	$1,677	$0.01
US exchange (+Cdn$ 0.01)	$2,065	$(0.01)
Volume (000s)
Light/Medium Oil (+100 bpd)	$921	$0.01
Heavy Oil (+100 bpd)	$552	$-
Natural Gas (+1.0 mmcfd)	$1,372	$0.01

Critical accounting policies

Provident's accounting policies are described in note 2 to the consolidated financial statements. Certain accounting policies are identified as critical accounting policies because they form an integral part of Provident's financial position. And also require management to make judgments and estimates based on conditions and assumptions that are inherently uncertain. These accounting policies could result in materially different results should the underlying assumptions or conditions change.

Management assumptions are based on Provident's historical experience, management's experience, and other factors that, in management's opinion, are relevant and appropriate. Management assumptions may change over time, as further experience is gained or as operating conditions change.

Details of Provident's critical accounting policies are as follows:

Property, plant and equipment

Provident follows the full cost method of accounting, whereby all costs associated with the acquisition and development of oil and natural gas reserves are capitalized. Utilization of the full cost method of accounting requires the use of management estimates and assumptions for amounts recorded for depletion and depreciation of property, plant and equipment as well as for the ceiling test.

The provision for depletion and depreciation is calculated using the unit of production method based on current production divided by Provident's share of estimated total proved oil and natural gas reserve volumes before royalties. The recoverability of a cost centre is tested by comparing the carrying value of the cost centre to the sum of the undiscounted cash flows expected from the cost centre. If the carrying value is not recoverable the cost centre is written down to its fair value.

Proved reserves are an estimate, under existing reserve evaluation polices, of volumes that can reasonably be expected to be economically recoverable under existing technology and economic conditions. Changes in underlying assumptions or economic conditions could have a material impact on Provident's financial results. To mitigate these risks management utilizes McDaniel & Associates Consultants Ltd., an independent engineering firm, to evaluate Provident's Canadian reserves. For Provident's U.S. based assets management utilizes Cawley, Gillespie & Associates, Inc. and Netherland, Sewell & Associates, Inc., independent engineering firms, to evaluate reserves.

Estimates of future production, oil and natural gas prices and future costs used in the ceiling test are, by their very nature, subject to uncertainty and changes in underlying assumptions could have a material impact on Provident's financial results.

Asset retirement obligation

Under the asset retirement obligation (ARO) standard, the fair value of asset retirement obligations is recorded as a liability on a discounted basis, when incurred. The value of the related assets are increased by the same amount as the liability and depreciated over the useful life of the asset. Over time the liability is adjusted for the change in present value of the liability or as a result of changes to either the timing or amount of the original estimate of undiscounted future cash flows.

Asset retirement obligation requires that management make estimates and assumptions regarding future liabilities and cash flows involving environmental reclamation and remediation. Such assumptions are inherently uncertain and subject to change over time due to factors such as historical experience, changes in environmental legislation or improved technologies. Changes in underlying assumptions, based on the above noted factors, could have a material impact on Provident's financial results.

Changes in accounting policies

The following changes in accounting policy were adopted by Provident in 2004.

Convertible debentures

Effective December 31, 2004, the Trust retroactively adopted the revised CICA Handbook Section 3860 ("HB 3860"), "Financial Instruments - presentation and disclosure" for financial instruments that may be settled at the issuer's option in cash or its own equity. The revised standard requires the Trust to classify proceeds from convertible debentures issued in 2002, 2003 and 2004 as either debt or equity based on fair value measurement and the substance of the contractual arrangement. The Trust previously presented the convertible debenture proceeds (net of financing costs) and related interest obligations as equity on the consolidated balance sheet on the basis that the Trust could settle its obligations in exchange for trust units.

The Trust's obligation to make scheduled payments of principal and interest constitutes a financial liability under the revised standard and exists until the instrument is either converted or redeemed. The holders' option to convert the financial liability into trust units is an embedded conversion option. The financial statement effect of this accounting treatment is outlined in this management's discussion and analysis in the section entitled interest expense.

Hedging relationships

Effective January 1, 2004 the Trust adopted CICA accounting guideline 13, "Hedging relationships." This accounting guideline addresses the identification, designation, documentation and effectiveness of hedging relationships for the purpose of applying hedge accounting. In addition, it establishes criteria for discontinuing the use of hedge accounting. Under accounting guideline 13, hedging transactions must be documented and it must be demonstrated that the hedges are sufficiently effective to continue accrual accounting for positions hedged with derivatives. Any derivative financial instruments that do not meet the hedging criteria will be accounted for in accordance with Emerging Issues Committee

("EIC") - 128, "Accounting for Trading, Speculative or Non-Hedging Derivative Financial Instruments." These instruments will be recorded on the balance sheet at fair value and changes in fair value will be recognized in income in the period in which the change occurs. In connection with the implementation of accounting guideline 13 the Trust reviewed its Commodity Price Risk Management Program and determined that none of the derivative instruments qualified for hedge accounting.

At January 1, 2004 the Trust recorded an unrealized loss of $25.1 million in deferred charges on the Consolidated Balance Sheet that is being recognized in income over the term of the previously designated hedged items. The earnings impact was a $23.0 million loss before income taxes for the year ended December 31, 2004 recorded in unrealized loss on non-hedging derivative instruments on the Statement of Operations and Accumulated Loss.

At December 31, 2004 the Trust recorded a non-hedging derivative instrument payable of $24.5 million, being the mark to market loss position of the Trust's non-hedging derivative instruments at that date. As a result, the Trust recorded a loss on non-hedging derivative instruments of $0.6 million for the year ended December 31, 2004.

Full cost accounting

Effective January 1, 2004 the Trust adopted CICA accounting guideline 16, "Oil and Gas Accounting - Full Cost." This accounting guideline replaced CICA accounting guideline 5, "Full cost accounting in the oil and gas industry." Accounting guideline 16 modifies how the ceiling test calculation is performed. The recoverability of a cost centre is tested by comparing the carrying value of the cost centre to the sum of the undiscounted cash flows expected from the cost centre. If the carrying value is not recoverable the cost centre is written down to its fair value. Adopting accounting guideline 16 had no effect on the Trust's financial results.

Unit based compensation

Provident accounts for the unit option plan using the fair value of the option at the date of issue. Under the fair value method the amount to be recognized as expense is determined at the time the options are issued and is deferred and recognized in earnings over the vesting period of the options with a corresponding increase in contributed surplus. This method was adopted in 2003. For the period from December 2003 to November 2004 the Trust used the intrinsic method to estimate the compensation expense associated with the unit option plan. The intrinsic value method re-valued unexercised options based on the trading price of the Trust's trust units at the balance sheet date and amortized any change in value over the remaining vesting period of the unexercised options. As the change in methodology in 2004 is a change in estimate under accounting standards, the fair value methodology has been applied prospectively without restatement of prior periods.

Foreign currency translation

In the fourth quarter of 2004, the Trust reviewed its practices for U.S. operations and determined that such operations are self-sustaining as a result of the development of the Trust's management practices for U.S. operations. The accounts of self-sustaining foreign operations are translated using the current rate method, whereby assets and liabilities are translated at period-end exchange rates, while revenues and expenses are translated using rates for the period. Translation gains and losses related to the operations are deferred and included as a separate component of unitholder's equity. Previously, operations outside of Canada were considered to be integrated and translated using the temporal method. Under the temporal method, monetary assets and liabilities were translated at the period end exchange rates, other assets and liabilities at the historical rates and revenues and expenses at the rates for the period except depreciation, depletion and accretion, which were translated on the same basis as the related assets. This change in practice was adopted prospectively beginning October 1, 2004.

Transportation

Transportation costs incurred on Canadian oil and gas operations have been classified as expenses in 2004. Comparative balances have been restated.

Recent accounting pronouncements

The following new accounting guidelines or standards are applicable to Provident but have not been implemented.

Variable interest entities ("VIEs")

In June 2003 the CICA issued Accounting Guideline 15 ("AcG-15") "Consolidation of Variable Interest Entities". AcG-15 defines VIEs as entities in which either; the equity at risk is not sufficient to permit that entity to finance its activities without additional financial support from other parties; or equity investors lack voting control, an obligation to absorb expected losses or the right to receive expected residual returns. AcG-15 harmonizes Canadian and U.S. GAAP and provides guidance for companies consolidating VIEs in which they are the primary beneficiary. The guideline is effective for all annual and interim periods beginning on or after November 1, 2004. Provident does not expect this guideline to have a material impact on the Trust.

Exchangeable shares

The CICA has issued a EIC, "Income trusts - exchangeable shares." The Trust has not evaluated the effect that this standard might have on the consolidated financial statements.

Business risks

The oil and natural gas trust industry is subject to numerous risks that can affect the amount of cash flow available for distribution to unitholders and the ability to grow. These risks include but are not limited to:

  fluctuations in commodity price, exchange rates and interest rates;

  government and regulatory risk in respect of royalty and income tax regimes;

  operational risks that may affect the quality and recoverability of reserves;

  geological risk associated with accessing and recovering new quantities of reserves;

  transportation risk in respect of the ability to transport oil and natural gas to market; and

  capital markets risk and the ability to finance future growth.

The midstream industry is also subject to risks that can affect the amount of cash flow available for distribution to unitholders and the ability to grow. These risks include but are not limited to:

  operational matters and hazards including the breakdown or failure of equipment, information systems or processes, the performance of equipment at levels below those originally intended, operator error, labour disputes, disputes with owners of interconnected facilities and carriers and catastrophic events such as natural disasters, fires, explosions, fractures, acts of eco-terrorists and saboteurs, and other similar events, many of which are beyond the control of the Trust or Provident.

  the Midstream NGL assets are subject to competition from other gas processing plants, and the pipelines and storage, terminal and processing facilities are also subject to competition from other pipelines and storage, terminal and processing facilities in the areas they serve, and the gas products marketing business is subject to competition from other marketing firms.

Provident strives to minimize these business risks by:

  employing and empowering management and technical staff with extensive industry experience;

  adhering to a strategy of acquiring, developing and optimizing quality, low-risk reserves in areas where we have technical and operational expertise;

  developing a diversified, balanced asset portfolio that generally offers developed operational infrastructure, year-round access and close proximity to markets;

  adhering to a consistent and disciplined Commodity Price Risk Management Program to mitigate the impact that volatile commodity prices have on cash flow available for distribution.

  marketing crude oil and natural gas to a diverse group of customers, including aggregators, industrial users, well-capitalized third-party marketers and spot market buyers;

  marketing natural gas liquids and related services to selected, credit worthy customers at competitive rates;

  maintaining a low cost structure to maximize cash flow and profitability;

  maintaining prudent financial leverage and developing strong relationships with the investment community and capital providers;

  adhering to strict guidelines and reporting requirements with respect to environmental, health and safety practices; and

  maintaining an adequate level of property, casualty, comprehensive and directors' and officers' insurance coverage.

Unit trading activity

The following table summarizes the unit trading activity of the Provident units for the four quarters ended December 31, 2004 on both the Toronto Stock Exchange and the American Stock Exchange:

	Q1	Q2	Q3	Q4
TSE - PVE.UN (Cdn$)
High	$11.55	$11.77	$11.43	$11.96
Low	$9.21	$10.29	$10.19	$10.56
Close	$10.76	$10.29	$11.20	$11.37
Volume (000s)	13,156	25,275	26,858	21,851
AMEX - PVX (US$)
High	$9.06	$8.74	$8.96	$9.61
Low	$7.59	$7.63	$7.70	$8.49
Close	$8.24	$7.71	$8.88	$9.48
Volume (000s)	36,172	48,255	50,024	62,211

Quarterly Table

	2004
	First	Second	Third	Fourth	YTD
($000s except per unit amounts)	Quarter	Quarter	Quarter	Quarter	Total
Financial - consolidated
Revenue	$234,432	$218,304	$287,686	$369,435	$1,109,857
Cash flow	$36,269	$36,530	$54,076	$58,371	$185,246
Net income	$(6,144)	$(7,036)	$(4,317)	$39,179	$21,682
Unitholder distributions	$31,036	$35,039	$46,489	$52,064	$164,628
Distributions per unit	$0.36	$0.36	$0.36	$0.36	$1.44

Oil and gas production
Cash revenue	$54,865	$59,316	$89,129	$92,219	$295,529
Earnings before interest, DD&A, taxes
and other non-cash items	$30,741	$34,974	$51,767	$50,498	$167,980
Cash flow	$26,386	$29,593	$44,825	$42,561	$143,365
Net income (loss)	$(10,003)	$(11,210)	$(17,750)	$28,111	$(10,852)

Midstream services and marketing
Cash revenue	$233,031	$218,388	$287,679	$288,768	$1,027,866
Earnings before interest, DD&A and	$12,197	$8,945	$10,986	$17,957	$50,085
taxes
Cash flow	$9,883	$6,937	$9,251	$16,573	$42,644
Net income	$3,859	$4,174	$13,433	$11,068	$32,534

Operating
Oil and gas production
Light/medium oil (bpd)	5,965	7,861	12,674	14,012	10,146
Heavy oil (bpd)	6,588	6,537	6,770	6,536	6,608
Natural gas liquids (bpd)	1,130	1,267	1,803	1,770	1,494
Natural gas (mcfd)	63,859	68,007	88,642	87,339	77,022
Oil equivalent (boed)	24,326	27,000	36,021	36,874	31,085

Midstream services and marketing
Redwater throughput (bpd)	58,640	48,452	55,759	56,599	55,120

(Cdn $)
Average selling price net of
transportation expense
Light/medium oil per bbl
(before hedges)	$39.00	$42.28	$48.59	$45.83	$45.01
Light/medium oil per bbl
(including hedges)	$26.15	$29.97	$38.00	$33.88	$33.29
Heavy oil per bbl
(before hedges)	$26.84	$28.26	$34.23	$25.33	$28.72
Heavy oil per bbl
(including hedges)	$22.80	$23.26	$25.72	$22.17	$23.51
Natural gas liquids per barrel	$37.03	$40.55	$40.88	$42.80	$40.68
Natural gas per mcf
(before hedges)	$6.40	$7.01	$6.47	$6.56	$6.60
Natural gas per mcf
(including hedges)	$6.31	$6.26	$6.05	$6.31	$6.23

Quarterly table

	2003
		First		Second	Third	Fourth	YTD
($000s except per unit amounts)		Quarter		Quarter	Quarter	Quarter	Total
Financial - consolidated
Revenue		$66,710		$57,520	$67,622	$214,477	$406,329
Cash flow		$40,372		$30,106	$27,544	$30,343	$128,365
Net income		$(10,832)		$21,108	$(4,285)	$17,448	$23,439
Unitholder distributions		$33,091		$35,528	$28,969	$32,024	$129,612
Distributions per unit		$0.60		$0.60	$0.47	$0.39	$2.06

Oil and gas production
Cash revenue		$66,710		$57,520	$55,260	$54,648	$234,138
Earnings before interest, DD&A and
taxes		$26,845		$33,989	$31,517	$25,660	$118,011
Cash flow		$40,372		$30,106	$27,463	$21,620	$119,561
Net income		$(10,832)		$21,108	$(4,366)	$9,709	$15,619

Midstream services and marketing
Cash revenue	$		$		$23,713	$173,435	$197,148
Earnings before interest, DD&A and
taxes	$		$		$-	$10,242	$10,242
Cash flow	$		$		$81	$8,723	$8,804
Net income	$		$		$81	$7,739	$7,820

Operating
Oil and gas production
Light/medium oil (bpd)		7,285		6,770	6,748	6,454	6,812
Heavy oil (bpd)		6,245		6,700	7,495	7,151	6,902
Natural gas liquids (bpd)		1,085		1,162	1,276	1,145	1,167
Natural gas (mcfd)		83,924		72,898	73,090	68,657	74,596
Oil equivalent (boed)		28,602		26,781	27,701	26,193	27,314

Midstream services and marketing
Redwater throughput (bpd)		-		-	-	63,616	N/A

(Cdn $ per boe)
Average selling price net of transportation expense
Light/medium oil per bbl
(before hedges)		$43.64		$33.57	$33.49	$32.79	$36.02
Light/medium oil per bbl
(including hedges)		$32.04		$29.18	$28.24	$26.61	$29.09
Heavy oil per bbl
(before hedges)		$31.63		$23.47	$24.17	$20.61	$24.74
Heavy oil per bbl
(including hedges)		$24.63		$21.92	$22.16	$20.25	$22.09
Natural gas liquids per barrel		$45.13		$37.16	$28.26	$34.48	$35.87
Natural gas per mcf
(before hedges)		$7.94		$6.87	$5.88	$5.62	$6.63
Natural gas per mcf
(including hedges)		$6.49		$5.64	$5.14	$5.48	$5.71

PROVIDENT ENERGY TRUST
CONSOLIDATED BALANCE SHEETS
Canadian dollars (000s)
	As at	As at
	December 31,	December 31,
	2004	2003
		(restated note 3)
Assets
Current assets
Cash	$244	$45
Accounts receivable	143,142	118,890
Petroleum product inventory	17,151	24,206
Deferred derivative loss (notes 2, 3 and 15)	2,144	-
Prepaid expenses	10,265	5,632
	172,946	148,773

Cash reserve for future site reclamation (note 16)	1,454	1,829
Investments (note 2 and 13)	3,000	-
Deferred financing charges (note 3)	5,584	5,019
Property, plant and equipment (note 5)	1,299,654	884,891
Goodwill (note 4)	330,944	102,443
	$1,813,582	$1,142,955
Liabilities
Current liabilities
Accounts payable and accrued liabilities	$171,412	$121,832
Cash distributions payable	15,416	8,389
Distribution payable to non-controlling interest	271	-
Financial derivative instruments (notes 2 and 3)	24,524	-
	211,623	130,221

Long-term debt (note 3 and 6)	432,206	356,573
Asset retirement obligation (notes 2 and 8)	40,506	33,182
Future income taxes (note 12)	70,629	58,805

Non-controlling interest	13,649	-

Unitholders' Equity
Unitholders' contributions (note 9)	1,438,393	803,299
Exchangeable shares (note 9)	34,439	19,518
Convertible debentures equity component (note 3)	9,785	7,908
Contributed surplus (note 10)	2,002	1,305
Cumulative translation adjustment (note 3)	(28,848)	-
Accumulated income (loss)	1,844	(19,838)
Accumulated cash distributions (note 11)	(412,646)	(248,018)
	1,044,969	564,174
	$1,813,582	$1,142,955

PROVIDENT ENERGY TRUST
CONSOLIDATED STATEMENT OF OPERATIONS AND ACCUMULATED LOSS
Canadian dollars (000s except per unit amounts)
	Year ended
	December 31,
	2004	2003
		(restated note 3)
Revenue (note 7)
Revenue	$1,200,854	$455,263
Realized loss on financial derivative instruments	(68,944)	(48,934)
Unrealized loss on financial derivative instruments	(22,053)	-
	1,109,857	406,329

Expenses
Cost of goods sold	741,641	153,147
Production, operating and maintenance	141,493	84,040
Transportation	5,087	5,447
General and administrative	27,104	15,365
Non-cash general and administrative (note 10)	1,819	1,305
Management internalization (note 13)	-	18,592
Interest on bank debt	11,816	9,733
Interest, accretion and amortization on convertible debentures	16,608	9,955
Foreign exchange (gains) losses	(2,224)	180
Depletion, depreciation and accretion	177,282	138,272
	1,120,626	436,036

Loss before taxes	(10,769)	(29,707)

Capital taxes	5,921	3,332
Current and withholding taxes	1,282	-
Future income tax recovery (note 12)	(40,577)	(56,478)
	(33,374)	(53,146)

Net income before non-controlling interest	22,605	23,439
Non-controlling interest	923	-
Net income	21,682	23,439

Accumulated loss, beginning of year	(4,029)	(37,423)
Retroactive application of changes in
accounting policies (Note 3)	(15,809)	(5,854)
Accumulated loss, beginning of year, restated	(19,838)	(43,277)
Accumulated income (loss), end of year	$1,844	$(19,838)

Net earnings per unit - basic	$0.19	$0.34
- diluted	$0.19	$0.34

PROVIDENT ENERGY TRUST
CONSOLIDATED STATEMENT OF CASH FLOWS
Canadian Dollars (000s)
	Year ended
	December 31,
	2004	2003
		(restated note 3)
Cash provided by operating activities
Net income for the year	$21,682	$23,439
Add non-cash items:
Depletion, depreciation and accretion	177,282	138,272
Amortization of deferred charges	-	621
Debenture accretion and amortization of deferred financing
charges (note 6)	2,808	2,614
Non-cash general and administrative (note 10)	1,819	1,305
Unrealized loss on non-hedging derivative instruments (note 7)	22,053	-
Unrealized foreign exchange gain	(744)	-
Future income tax recovery	(40,577)	(56,478)
Non-controlling interest (note 4)	923	-
Management internalization (note 13)	-	18,592
Cash flow from operations before changes in working capital
and site restoration expenditures	185,246	128,365
Site restoration expenditures	(3,219)	(2,153)
Change in non-cash operating working capital	5,796	(23,377)
	187,823	102,835
Cash used for financing activities
Proceeds (repayments) of long-term debt	(77,087)	49,300
Proceeds of bridge financing	158,184	-
Repayment of bridge financing	(158,184)	-
Declared distributions to unitholders	(164,628)	(129,612)
Declared distributions to non-controlling interest	(964)	-
Issue of trust units, net of issue costs	320,976	220,262
Issue of debenture, net of costs	48,000	71,800
Change in non-cash financing working capital	8,213	28
	134,510	211,778
Cash used for investing activities
Expenditures on property, plant and equipment	(76,321)	(31,628)
Acquisition of Olympia Energy Inc. (note 4)	(4,715)	-
Acquisition of Viracocha Energy Inc. (note 4)	(1,993)	-
Acquisition of Breitburn Energy LLC (note 4)	(165,649)	-
Acquisition of Redwater (note 4)	(1,300)	(298,638)
Oil and gas property acquisitions	(72,745)	-
Acquisition of Provident Management Corp	-	(364)
Proceeds on disposition of oil and natural gas properties	10,717	9,947
Reclamation fund contributions	(2,844)	(2,492)
Reclamation fund withdrawals	3,219	2,153
Payment of non-hedging derivative instruments	(23,302)	-
Reimbursement for leasehold improvements	-	1,437
Change in non-cash investing working capital	12,799	4,975
	(322,134)	(314,610)
Increase in cash	199	3

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Tabular amounts in Cdn$ 000's, except unit and per unit amounts)

December 31, 2004

1. Structure of the Trust

Provident Energy Trust (the Trust) is an open-end unincorporated investment trust created under the laws of Alberta pursuant to a trust indenture dated January 25, 2001, amended from time to time. The beneficiaries of the Trust are the unitholders. The Trust was established to hold, directly and indirectly all types of petroleum and natural gas and energy related assets, including without limitation facilities of any kind, oil sands interests, electricity or power generating assets and pipeline, gathering, processing and transportation assets. The Trust commenced operations March 6, 2001.

Cash flow is provided to the Trust from properties owned and operated by Provident Energy Ltd. and directly and indirectly owned subsidiaries and partnerships of the Trust (Provident). Cash flow is paid from Provident to the Trust by way of royalty payments, interest payments and principal repayments. The cash payments received by the Trust are subsequently distributed to the unitholders monthly.

2. Significant accounting policies

(i) Principles of consolidation and investments

The consolidated financial statements include the accounts of the Trust and Provident and its subsidiary Breitburn Energy Ltd. (Breitburn), and are presented in accordance with Canadian generally accounting principles.

The Trust has an investment in a private company representing 20 percent of the total outstanding private company's shares. The Trust does not have direct or joint control over the strategic operating, investing and financing decisions of the private company, but does have significant influence. The investment in the private company is accounted for using the equity method.

(ii) Financial derivative instruments

All derivative financial instruments are recorded on the balance sheet at fair value and changes in fair value are recognized in income as unrealized gains (losses) on financial derivative instruments in the period in which the change occurs. Actual gains (losses) are recorded as realized gains (losses) on financial derivative instruments in the period that the instrument is settled.

(iii) Property, plant & equipment

The Trust follows the full cost method of accounting for oil and natural gas exploration and development activities, whereby all costs associated with the acquisition and development of oil and natural gas reserves are capitalized. Such costs include lease acquisition, lease rentals on non-producing properties, geological and geophysical activities, drilling of productive and non-productive wells, and tangible well equipment. Gains or losses on the disposition of oil and gas properties are not recognized unless the resulting change to the depletion and depreciation rate is 20 percent or more. All other property, plant and equipment, including midstream assets, are recorded at cost. Inventories used to fill in cavern bottoms are presented as part of property, plant and equipment and stated at historical cost. These inventories are not depreciated.

a) Depletion, depreciation and accretion

The provision for depletion and depreciation for oil and natural gas assets is calculated using the unit-of-production method based on current production divided by the Trust's share of estimated total proved oil and natural gas reserve volumes, before royalties. Production and reserves of natural gas and associated liquids are converted at the energy equivalent ratio of six thousand cubic feet of natural gas to one barrel of oil. In determining its depletion base, the Trust includes estimated future costs for developing proved reserves, and excludes estimated salvage values of tangible equipment and the unimpaired cost of unproved properties.

Midstream facilities, including natural gas storage facilities and natural gas liquids extraction facilities are carried at cost and depreciated on a straight-line basis over the estimated service lives of the assets, which are predominantly 30 years. Capital assets related to pipelines are carried at cost and depreciated using the straight-line method over their economic lives.

b) Ceiling test

Effective January 1, 2004 the ceiling test calculation is performed by comparing the carrying value of the cost centre to the sum of the undiscounted proved reserve cash flows expected from the cost centre using future price estimates. If the carrying value is not recoverable, the cost centre is written down to its fair value. Fair value is determined by the future cash flows from the proved plus probable reserves discounted at the Trust's risk free interest rate. Any excess carrying value of the assets on the balance sheet above fair value would be recorded in depletion, depreciation and accretion expense as a permanent impairment.

(iv) Joint Venture

Provident conducts many of its oil and gas production activities through joint ventures and the accounts reflect only Provident's proportionate interest in such activities.

(v) Inventory

Inventories of products are valued at the lower of average cost and net realizable value based on quoted market prices.

(vi) Goodwill

Goodwill, which represents the excess of the cost of an acquired enterprise over the net of the amounts assigned to assets acquired and liabilities assumed, is assessed at least annually for impairment. To assess impairment, the fair value of the reporting unit is determined and compared to the book value of the reporting unit. If the fair value is less than the book value, then a second test is performed to determine the amount of the impairment. The amount of the impairment is determined by deducting the fair value of the reporting unit's assets and liabilities from the fair value of the reporting unit to determine the implied fair value of goodwill and comparing that amount to the book value of the reporting unit's goodwill. Any excess of the book value of goodwill over the implied fair value of goodwill is the impaired amount. Goodwill is not amortized.

(vii) Asset retirement obligation

Under the asset retirement obligation ("ARO") standard the fair value of a liability for an ARO is recorded in the period where a reasonable estimate of the fair value can be determined. When the liability is recorded, the carrying amount of the related asset is increased by the same amount of the liability. The asset recorded is depleted over the useful life of the asset. Additions to asset retirement obligations due to the passage of time are recorded as accretion expense. Actual expenditures incurred are charged against the obligation.

(viii) Unit option plan

The Trust uses the fair value method for valuing compensation expense associated with the Trust's unit option plan ("the Plan"). Provident has applied this method to options issued after January 1, 2003, the effective date for implementing stock based compensation accounting. Under the fair value method the amount to be recognized as expense is determined at the time the options are issued and is deferred and recognized in earnings over the vesting period of the options with a corresponding increase in contributed surplus.

(ix) Unit appreciation rights plan

The Trust has established a unit appreciation rights plan (UAR's) for certain employees of its U.S. subsidiary. Liabilities under the Trust's UAR's are estimated at each balance sheet date, based on the amount of UAR's that are in the money using the unit price as at that date. Expenses are recorded through non-cash general and administrative costs, with an offsetting amount in accounts payable.

(x) Trust unit calculations

The Trust applies the treasury stock method to determine the dilutive effect of trust unit rights and trust unit options. Under the treasury stock method, outstanding and exercisable instruments that will have a dilutive effect are included in per unit diluted calculations, ordered from most dilutive to least dilutive. The dilutive effect of convertible debentures is determined using the "if-converted" method whereby if the current market price per unit is in excess of the stated conversion price per unit the weighted-average number of potential units assumed issued are included in the per unit - diluted calculations. The units issued upon conversion are included in the denominator of per unit - basic calculations from the date of conversion. Consequently, units assumed issued are weighted for the period the convertible debentures were outstanding, and units actually issued are weighted for the period the units were outstanding.

(xi) Future income taxes

Provident follows the liability method for calculating income taxes. Differences between the amounts reported in the financial statements of the corporate subsidiaries and their respective tax bases are applied to tax rates in effect to calculate the future tax liability. The effect of any change in income tax rates is recognized in the current period income.

The Trust is a taxable entity under the Income Tax Act (Canada) and is taxable only on income that is not distributed or distributable to the unitholders. As the Trust distributes all of its taxable income to the unitholders and meets the requirements of the Income Tax Act (Canada) applicable to the Trust, no provision for income taxes has been made in the Trust.

(xii) Revenue recognition

Revenues associated with the sales of Provident's natural gas, natural gas liquids ("NGL's) and crude oil owned by Provident are recognized when title passes from Provident to its customer.

Marketing revenues and purchased product are recorded on a gross basis as Provident takes title to product and has the risks and rewards of ownership.

Revenues associated with the services provided where Provident acts as agent are recorded as the services are provided. Revenues associated with the sale of natural gas liquids storage services are recognized when the services are provided.

(xiii) Use of estimates

The preparation of financial statements requires management to make estimates based on currently available information. In particular, management makes estimates for amounts recorded for depletion and depreciation of the property, plant and equipment, and asset retirement obligation. The ceiling test uses factors such as estimated reserves, production rates, estimated future petroleum and natural gas prices and future costs. Due to the inherent limitations in metering and the physical properties of storage caverns the determination of precise volumes of natural gas liquids held in inventory at such locations is subject to estimation. Actual inventories of natural gas liquids can only be determined by draining of the caverns. By their very nature, these estimates are subject to measurement uncertainty and the effect on the financial statements of future periods could be material.

The estimation of oil and gas reserves is a subjective process. Forecasts are based on engineering data, projected future rates of production, estimated commodity prices, and consider the timing of future expenditures. The Trust expects reserve estimates to be revised based on the results of future drilling activity, testing, production levels, and economics of recovery based on cash flow forecasts.

3. Changes in accounting policies and practices

(i) Financial derivative instruments

Effective January 1, 2004 the Trust adopted CICA accounting guideline 13, "Hedging relationships. "This accounting guideline addresses the identification, designation, documentation and effectiveness of hedging relationships for the purpose of applying hedge accounting. In addition, it establishes criteria for discontinuing the use of hedge accounting. Under accounting guideline 13, hedging transactions must be documented and it must be demonstrated that the hedges are sufficiently effective to continue accrual accounting for positions hedged with derivatives. Any derivative financial instruments that do not meet the hedging criteria will be accounted for in accordance with Emerging Issues Committee (EIC) - 128, "Accounting for Trading, Speculative or Non-Hedging Derivative Financial Instruments." These instruments will be recorded on the balance sheet at fair value and changes in fair value will be recognized in income in the period in which the change occurs. In connection with the implementation of accounting guideline 13 the Trust reviewed its

Commodity Price Risk Management Program and did not apply hedge accounting to its derivative instruments.

At January 1, 2004 the Trust recorded an unrealized loss of $25.1 million in deferred charges on the consolidated balance sheet that is being recognized in income over the term of the previously designated hedged items. For the period ending December 31, 2004, $23.0 million of this deferred charge has been amortized.

At December 31, 2004 the Trust recorded a financial derivative instrument payable of $24.5 million, that being the mark to market loss position of the Trust's financial derivative instruments at that date.

(ii) Property, plant & equipment

Effective January 1, 2004 the Trust adopted CICA accounting guideline 16, "Oil and Gas Accounting - Full Cost." This accounting guideline replaced CICA accounting guideline 5, "Full Cost Accounting in the Oil and Gas Industry." Accounting guideline 16 modifies how the ceiling test calculation is performed. The recoverability of a cost centre is tested by comparing the carrying value of the cost centre to the sum of the undiscounted proved reserve cash flows expected from the cost centre using future price estimates. If the carrying value is not recoverable, the cost centre is written down to its fair value determined by comparing the future cash flows from the proved plus probable reserves discounted at the Trust's risk free interest rate. Any excess carrying value of the assets on the balance sheet above fair value would be recorded in depletion, depreciation and accretion expense as a permanent impairment. Adopting accounting guideline 16 had no effect on the Trust's financial results.

(iii) Convertible debentures

Effective December 31, 2004, the Trust retroactively adopted the revised CICA Handbook Section 3860 ("HB 3860"), "Financial Instruments - Presentation and Disclosure" for financial instruments that may be settled at the issuer's option in cash or its own equity. The revised standard requires the Trust to classify proceeds from convertible debentures issued in 2002, 2003 and 2004 as either debt or equity based on fair value measurement and the substance of the contractual arrangement. The Trust previously presented the convertible debenture proceeds (net of financing costs) and related interest obligations as equity on the consolidated balance sheet on the basis that the Trust could settle its obligations in exchange for trust units. Issue costs on convertible debentures are recorded as deferred financing charges and are amortized over the life of the debenture.

The Trust's obligation to make scheduled payments of principal and interest constitutes a financial liability under the revised standard and exists until the instrument is either converted or redeemed. The holders' option to convert the financial liability into trust units is an embedded conversion option. The effect of the adoption of this standard is presented in Note 6 to the financial statements.

(iv) Foreign currency translation

In the fourth quarter of 2004, the Trust reviewed its practices for U.S. operations and determined that such operations are self-sustaining as a result of the development of the Trust's management practices for U.S. operations. The accounts of self-sustaining foreign operations are translated using the current rate method, whereby assets and liabilities are translated at period-end exchange rates, while revenues and expenses are translated using rates for the period. Translation gains and losses related to the operations are deferred and included as a separate component of unitholder's equity. Previously, operations outside of Canada were considered to be integrated and translated using the temporal method. Under the temporal method, monetary assets and liabilities were translated at the period end exchange rates, other assets and liabilities at the historical rates and revenues and expenses at the rates for the period except depreciation, depletion and accretion, which were translated on the same basis as the related assets. This change in practice was adopted prospectively beginning October 1, 2004.

(v) Transportation

Transportation costs incurred on Canadian oil and gas operations have been classified as expenses in 2004. Comparative balances have been restated.

4. Acquisitions

(i) Acquisition of Olympia

On June 1, 2004 Provident acquired Olympia Energy Inc. for consideration of 13,385,579 Trust units with an ascribed value of $152.9 million and 1,325,000 exchangeable shares with an ascribed value of $15.1 million plus acquisition costs which when netted with option proceeds total $4.7 million. Olympia was a public oil and gas exploration and production company active in the Western Canadian sedimentary basin. The transaction has been accounted for using the purchase method with the allocation of the purchase price as follows:

Net assets acquired and liabilities assumed
Property, plant and equipment	$162,352
Goodwill	106,499
Working capital deficiency	(326)
Bank debt	(53,852)
Asset retirement obligation	(1,909)
Non-hedging derivative instrument	(947)
Future income taxes	(39,107)
$172,710

Consideration
Acquisition costs	$8,700
Option proceeds	(3,985)
Exchangeable shares issued (note 9)	15,132
Trust units issued (note 9)	152,863
$172,710

(ii) Acquisition of Viracocha

On June 1, 2004 Provident acquired Viracocha Energy Inc. for consideration of 12,758,386 Trust units with an ascribed value of $145.7 million and 1,325,000 exchangeable shares with an ascribed value of $15.1 million and acquisition costs which when netted with option proceeds total $2.0 million. Viracocha was a public oil and gas exploration and production company active in the Western Canadian sedimentary basin. The transaction has been accounted for using the purchase method with the allocation of the purchase price as follows:

Net assets acquired and liabilities assumed
Property, plant and equipment	$109,907
Goodwill	122,002
Working capital	2,172
Bank debt	(49,891)
Capital lease obligation	(77)
Deferred lease obligation	(98)
Asset retirement obligation	(7,895)
Future income taxes	(13,294)
$162,826

Consideration
Acquisition costs	$9,000
Option and warrant proceeds	(7,007)
Exchangeable shares issued (note 9)	15,132
Trust units issued (note 9)	145,701
$162,826

(iii) Acquisition of Breitburn

On June 15, 2004 Provident acquired 92 percent of Breitburn Energy LLC (Breitburn) for consideration of $157.4 million and acquisition costs of $8.2 million. Breitburn is a private company (now a limited partnership) active in the oil and gas exploitation and production business in the Los Angeles basin, USA. The transaction has been accounted for using the purchase method with the allocation of the purchase price as follows:

Net assets acquired and liabilities assumed
Property, plant and equipment	$214,261
Working capital deficiency	(8,402)
Non-hedging derivative instruments	(25,181)
Other assets	1,028
Asset retirement obligation	(2,367)
Non-controlling interest	(13,690)
$165,649

Consideration
Acquisition costs	$8,214
Cash	157,435
$165,649

On October 4, 2004, the Trust funded Breitburn $58.5 million (US$45 million) for the Orcutt property acquisition. The result of this funding increased Provident's ownership interest in Breitburn by 2.2 percent to a total of 94.2 percent.

(iv) Acquisition of Redwater

On September 30, 2003, Provident acquired Western Canadian midstream assets

("Redwater") for $298.6 million. The purchase price was financed through $35.8 million of long-term debt, $71.8 million of net proceeds from the issuance of convertible debentures, and $191.1 million in net proceeds from the issuance of 19,205,000 trust units. In 2004 an additional $1.3 million of acquisition costs were incurred and allocated to property, plant and equipment and financed by long-term debt.Provident allocated the purchase price of Redwater as follows:
Net assets acquired
Petroleum product inventory	$15,413
Property, plant and equipment (includes acquisition costs of $6,763)	283,225
$298,638
The acquisition was financed by:
Revolving term credit facility (note6)	$35,768
Issuance of trust units issued for cash (net of costs $10,582) (note9)	191,070
Issuance of convertible debentures (net of costs of $3,205)(note 6)	71,800
$298,638

5. Property, plant & equipment

		Accumulated
		depletion and	Net Book
December 31, 2004	Cost	depreciation	value
Oil and natural gas properties	$1,567,902	$555,280	$1,012,622
Midstream assets	293,616	11,815	281,801
Office equipment	9,904	4,673	5,231
Total	$1,871,422	$571,768	$1,299,654

		Accumulated
		depletion and	Net Book
December 31, 2003	Cost	depreciation	value
Oil and natural gas properties	$990,568	$391,922	$598,646
Midstream assets	283,225	2,206	281,019
Office equipment	8,359	3,133	5,226
Total	$1,282,152	$397,261	$884,891

Costs associated with unproved properties excluded from costs subject to depletion as at December 31, 2004 totaled $31.2 million (December 31, 2003 - $16.4 million). Asset retirement costs of $29.4 million are included in the property, plant and equipment (December 31, 2003- $26.4 million).

An impairment test calculation was performed on the Trust's property, plant and equipment at December 31, 2004 in which the estimated undiscounted future net cash flows based on estimate future prices associated with the proved reserves exceeded the carrying amount of the Trust's oil and gas property plant and equipment.

The following table outlines prices used in the impairment test at December 31, 2004:
Year	Oil	Gas	NGL

2005	$41.12	$7.93	$37.36
2006	$35.72	$6.65	$29.56
2007	$32.47	$6.20	$25.36
2008	$33.66	$6.17	$25.25
2009	$34.68	$6.28	$24.67

6. Long-term debt

	Dec 31, 2004	Dec 31, 2003
Revolving term credit facility	$262,750	$236,500
Convertible debentures	169,456	120,073
	$432,206	$356,573

(i) Revolving term credit facility

Provident has a $410 million term credit facility with a syndicate of Canadian chartered banks secured by oil and gas and midstream assets. Interest rates under the terms of the credit facility are determined quarterly based on the ratio of quarter end debt divided by the previous quarter's cash flow annualized. At December 31, 2004, the rate was the bank prime of 4.75 percent plus 0.50 percent. At December 31, 2003 the facility totaled $335 million and in February 2004 a credit and consent agreement restricted the borrowing base under the facility to $310 million. In June 2004 the facility increased to $370 million and at September 30, 2004, the facility was increased $40 million to its current level of $410 million. The additional $40 million of capacity is intended to provide for a US dollar base rate loan.

Pursuant to the terms of the agreement, each year on or after May 24, Provident can request the revolving period to be extended for a further 364 day period. If the lenders do not extend the revolving period, at Provident's option, the credit facility is converted to a one year non-revolving term credit facility at the end of the 364 day term, with one-sixth of the loan balance due May 2006, one-twelfth due August 2006 and the remaining balance due at the end of the term period. As collateral security, Provident has pledged a $750 million fixed and floating charge debenture against all of its assets.

At December 31, 2004 Provident had $31 million in letters of credit outstanding that guarantee Provident's performance under certain commercial contracts associated with the marketing segment of the midstream business unit. At December 31, 2003 Provident's letters of credit totaled $12.3 million.

(ii) Convertible debentures

On July 6, 2004 the Trust issued $50.0 million of unsecured subordinated convertible debentures ($48.0 million net of issue costs) with an 8.0 percent coupon rate maturing July 31, 2009. Issue costs have been classified as deferred financing charges. The debentures may be converted into trust units at the option of the holder at a conversion price of $12.00 per trust unit prior to July 31, 2009, and may be redeemed by the Trust under certain circumstances. The unsecured subordinated convertible debentures were initially recorded fair value of $48.1 million under accounting rules. The difference between the fair value and proceeds of $1.9 million was recorded as equity.

On September 30, 2003 the Trust issued $75 million of unsecured subordinated convertible debentures ($71.8 million net of issues costs) with an 8.75 percent coupon rate maturing December 31, 2008. Issue costs have been classified as deferred financing charges. The debentures may be converted into trust units at the option of the holder at a conversion price of $11.05 per trust unit prior to December 31, 2008, and may be redeemed by the Trust under certain circumstances. The unsecured subordinated convertible debentures were initially recorded at fair value under accounting rules of $70.6 million. The difference between the fair value and proceeds of $4.4 million was recorded as equity.

On April 11, 2002 the Trust issued $64.4 million of unsecured subordinated convertible debentures ($61.4 million net of issue costs) with a 10.5 percent coupon rate maturing May 15, 2007. Issue costs have been classified as deferred financing charges. The debentures may be converted into trust units at the option of the holder at a conversion price of $10.70 per trust unit prior to May 15,2007, and may be redeemed by the Trust under certain circumstances. The unsecured subordinated convertible debentures were initially recorded at fair value under accounting rules of $63.2 million. The difference between the fair value and proceeds of $1.2 million was recorded as equity.

The Trust may elect to satisfy interest and principal obligations by the issuance of trust units. During 2004, $0.12 million of debentures were converted to trust units at the election of debenture holders (2003- $14.35 million).

7. Revenue

	Year ended
	December 31,
	2004	2003
Gross production revenue	$449,869	$355,941
Product sales and service revenue	840,184	172,191
Royalties	(89,199)	(72,869)
Revenue	1,200,854	455,263
Realized loss on financial derivative instruments	(68,944)	(48,934)
Unrealized loss on financial derivative instruments	(22,053)	-
	$1,109,857	$406,329

Change in unrealized gain on financial derivative instruments	$937	$-
Amortization of loss on financial derivative instruments (note15)	(22,990)	-
Unrealized loss on financial derivative instruments	$(22,053)	$-

The realized loss on financial derivative instruments for the year ended December 31, 2004 of $68.9 million (2003 - $48.9 million realized loss) relates to the cash settlement on derivative instruments.

8. Asset retirement obligation

The Trust's asset retirement obligation is based on the Trust's net ownership in wells, facilities and the midstream assets and represents management's estimate of the costs to abandon and reclaim those wells, facilities and midstream assets as well as an estimate of the future timing of the costs to be incurred. Estimated cash flows have been discounted at the Trust's credit-adjusted risk free rate of seven percent and an inflation rate of two percent.

The total undiscounted amount of future cash flows required to settle asset retirement obligations related to oil and gas operations is estimated to be $130.4 million. Payments to settle oil and gas asset retirement obligations occur over the operating lives of the assets estimated to be from two to 20 years.

The total undiscounted amount of future cash flows required to settle the midstream asset retirement obligations is estimated to be $26.1 million. The estimated costs include such activities as dismantling, demolition and disposal of the facilities as well as remediation and restoration of the surface land. Payments to settle the Midstream asset retirement obligations are expected to occur subsequent to the closure of the facilities and related assets. Settlement of these obligations is expected to occur in 30 to 35 years.

	For the year ended
	December 31,

	2004	2003
Carrying amount, beginning of period	$33,182	$32,645
Oil and gas producing corporate acquisitions	12,171	-
Change in estimate	(2,429)	-
Increase in liabilites incurred during the period	166	519
Accretion expense	2,387	2,171
Settlement of liabilities during the period	(4,971)	(2,153)
Carrying amount, end of period	$40,506	$33,182

9. Unitholders contributions and exchangeable shares

The Trust has authorized capital of an unlimited number of common voting trust units.

On February 4, 2004 the Trust issued 4.5 million units at $11.20 per unit for proceeds of $50.4 million ($47.9 million net of issue costs) pursuant to a January 22, 2004 public offering. Proceeds from the issue were initially used to pay down Provident's bank debt and throughout 2004 have been used to finance the 2004 capital program.

On June 1, 2004 the Trust issued 13.4 million units (at an ascribed value of $152.9) and a further 12.8 million units (at an ascribed value of $145.7 million) as part of the consideration to acquire the outstanding shares of Olympia Energy Inc. and Viracocha Energy Inc. respectively. 1.325 million exchangeable shares of Provident Energy Ltd. were issued pursuant to each transaction for a total of 2.65 million additional exchangeable shares. The Exchangeable Shares will be automatically exchanged for Trust Units on January 15, 2006, subject to extension at the option of the Offeror. The exchange ratio for these shares is calculated with reference to the distributions.

On July 6, 2004 the Trust issued 13.1 million units at $10.40 per unit for proceeds of $136.2 million ($129.4 million net of issue costs) pursuant to a June 17, 2004 public offering. Proceeds from the issue applied to pay down the bridge financing used in the Breitburn Energy LLC acquisition.

On October 4, 2004 the Trust issued 11.48 million units at $10.95 per unit, for net proceeds (after underwriters' fees) of $119.4 million. Proceeds were used to fund the acquisition of the Orcutt property in California ($58.5 million) and to repay bank debt.

In 2004 the Trust issued 4.2 million units related to Provident's DRIP program, conversion of exchangeable shares to units, conversion of convertible debentures to units and units issued pursuant to Provident's Unit Option Plan. The net increase in unitholders' contributions associated with these activities was $40.0 million.

During 2003 the Trust issued 19,205,000 units (16,700,000 on September 30, 2003 and 2,505,000on exercise of underwriters options) for gross proceeds of $201.7 million, in a financing concurrent with the purchase of the Redwater assets (Note 4).

On January 17, 2003 Provident Energy Ltd., a subsidiary, issued 1.7 million exchangeable shares as consideration for the acquisition of Provident Management Corp. (see Note 13). The conversion ratio for the exchangeable shares for the period January 17 to February 14,2003 was equal to one trust unit for one exchangeable share, and is increased on each date a distribution is paid by the trust. The exchangeable shares are held in escrow and are releasable as to 25 percent per year beginning on June 30, 2003, and are releasable or may be forfeited in certain other limited circumstances.

In 2003 the Trust issued 9.9 million units related to Provident's DRIP program, conversion of exchangeable shares to units, conversion of convertible debentures to units and units issued pursuant to Provident's Unit Option Plan. The net increase in unitholders' contributions associated with these activities was $98.9 million.

	Year ended December 31,
		2004			2003
Trust Units	Number		Amount	Number		Amount
	of Units		(000s)	of Units		(000s)
Balance at beginning of period	82,824,688		$803,299	53,729,335		$513,835
Issued to acquire Olympia Energy Inc. (note 4)	13,385,579		152,863	-		-
Issued to acquire Viracocha Energy Ltd. (note 4)	12,758,386		145,701	-		-
Issued for cash	29,080,000		312,346	19,205,000		201,653
Exchangeable share conversions	1,633,312		15,343	5,726,525		55,518
Issued pursuant to unit option plan	638,991		4,677	202,446		1,626
Issued pursuant to the distribution reinvestment
plan	1,745,418		18,250	2,478,956		25,880
To be issued pursuant to the distribution
reinvestment plan	148,496		1,616	141,361		1,528
Debenture conversions	11,378		124	1,341,065		14,350
Unit issue costs	-		(15,826)	-		(11,091)
Balance at end of period	142,226,248		$1,438,393	82,824,688		$803,299

	Year ended December 31,
		2004			2003
Exchangeable shares	Number		Amount	Number		Amount
Provident Acquisitions Inc.	of Units		(000s)	of Units		(000s)
Balance at beginning of period	534,357		$5,829	5,227,844		$57,036
Converted to trust units	(197,481)		(2,154)	(4,693,487)		(51,207)
Balance, end of period	336,876		3,675	534,357		5,829
Exchange ratio, end of period	1.42501			1.2517
Trust units issuable upon conversion, end of period	480,052		$3,675	668,855		$5,829

Exchangeable shares	Number		Amount	Number		Amount
Provident Energy Ltd.	of Units		(000s)	of Units		(000s)
Balance at beginning of period	1,279,227		$13,689	-		$-
Issued to acquire Provident Management Corp. (note 13)	-		-	1,682,242		18,000
Converted to trust units	(640,753)		(6,856)	(403,015)		(4,311)
Balance, end of period	638,474		6,833	1,279,227		13,689
Exchange ratio, end of period	1.35099		-	1.18663
Trust units issuable upon conversion, end of period	862,572		$6,833	1,517,969		$13,689

Exchangeable shares (Series B)	Number		Amount	Number		Amount
Provident Energy Ltd.	of Units		(000s)	of Units		(000s)
Balance at beginning of period	-		$-	-		$-
Issued to acquire Olympia Energy Inc. (note 4)	1,325,000		15,132	-		-
Issued to acquire Viracocha Energy Inc. (note 4)	1,325,000		15,132	-		-
Converted to trust units	(554,729)		(6,333)
Balance, end of period	2,095,271		23,931	-		-
Exchange ratio, end of period	1.06742		-	-		-
Trust units issuable upon conversion, end of period	2,236,534		$23,931	-		$-

Total Trust unit issuable upon conversion
of all exchangeable shares, end of period	3,579,158		$34,439	2,186,824		$19,518

The per trust unit amounts for 2004 were calculated based on the weighted average number of units outstanding of 116,627,982 which includes the shares exchangeable into trust units (2003 -68,448,203).The diluted per trust unit amounts for 2004 are calculated including an additional 179,428 trust units (2003 -50,098) for the effect of the unit option plan. Provident's convertible debentures are not included in the computation of diluted earnings per unit as their effect is anti-dilutive.

10. Non-cash general & administrative

(i) Unit option plan

The Trust option plan (the "Plan") is administered by the Board of Directors of Provident. Under the Plan, all directors, officers and employees of Provident, are eligible to participate in the Plan. There are 8,000,000 trust units reserved for the Trust option plan. Options are granted at a "strike price" which is not less than the closing price of the units on the Toronto Stock Exchange on the last trading day preceding the grant. In certain circumstances, based upon the cash distributions made on the trust units, the strike price may be reduced at the time of exercise of the option at the discretion of the option holder. Options vest six months after grant and every year thereafter in equal increments except for options granted to existing employees which vest immediately.

	Year ended
	December 31,
		2004		2003
		Weighted		Weighted
	Number of	Average	Number of	Average
	Options	Exercise	Options	Exercise
Outstanding, beginning of period	4,008,744	$11.06	796,810	$10.86
Granted	1,909,067	10.89	3,443,550	11.09
Exercised	(638,991)	10.96	(202,446)	10.62
Cancelled	(78,489)	11.25	(29,170)	11.18
Outstanding, end of period	5,200,331	11.01	4,008,744	11.06
Exercisable at end of period	2,620,941	$11.05	1,535,004	$11.07

At December 31, 2004, the Trust had 5,200,331 options outstanding with strike prices ranging between $8.40 and $12.39per unit. The weighted average remaining contractual life of the options is 2.71 years and the weighted average exercise price is $11.01 per unit excluding average potential reductions to the strike prices of $1.08 per unit.

At December 31, 2003, the Trust had 4,008,744 options outstanding with strike prices ranging from $8.40 and $12.39per unit. The weighted average remaining contractual life of the options was 3.09 years and the weighted exercise price was $11.06 per unit excluding average potential reductions to the strike prices of $1.26 per unit.

On December 31, 2004 the Trust prospectively applied the fair value based method of accounting for the Plan. Previously, the Trust applied the intrinsic value methodology due to the uncertainties of future expected distributions. The Trust now uses the Black-Scholes option-pricing model to calculate the estimated fair value of the outstanding options issued on or after January 1, 2003 at their issue date. The Trust has reevaluated the assumptions required to calculate the fair value of options and considers the estimates required to calculate the fair value reasonably estimated at the time of the issue of the options.

In 2004 the Trust recorded unit-based compensation expense (non-cash general and administrative) of $1.2 million, for the 5.4 million options granted on or after January 1, 2003 (2003 - $1.3million) net of the fourth quarter's compensation recovery of $0.3 million (2003 - nil).

As at December 31, 2004, the following assumptions are the weighted averages of the individual assumptions applied at each grant date to arrive at an estimate of fair value of all granted options on or after January 1, 2003 of $3.6 million:
	2004 Granted Options	2003 Granted Options
Expected annual dividend	8.00%	8.00%
Expected volatility	20.18%	19.46%
Risk - free interest rate	3.30%	3.66%
Expected life of option (yrs)	3.31	3.31
Expected forteitures	-	-
Fair Value of Granted Options	$1.2 million	$2.4 million

In the fourth quarter, 2004 the fair value calculation resulted in a compensation recovery of $0.3M. This difference resulted from the fair value expense of $0.9 million compared to the $1.2 million recorded as compensation expense for the period ending September 30, 2004 under the intrinsic value methodology. Fourth quarter compensation expense utilizing the fair value based method was $0.3M. The remaining fair value of the rights of $1.1 million, less any future cancellations, will be recognized in earnings over the remaining vesting period the rights outstanding. The following table reconciles the movement in the contributed surplus balance:

(Cdn$ 000's)	2004	2003
Contributed surplus, beginning of the year	$1,305	$ -
Compensation expense, net of recovery	1,190	1,305
Benefit on options exercised charged to unitholders' equity	(493)	-

Balance, end of year	$2,002	$1,305

(ii) Unit appreciation rights

During 2004, the Trust put in place a program whereby certain employees of its U.S subsidiary are granted unit appreciation rights ("UAR's") which entitle the employee to receive cash compensation in relation to the value of a specified number of underlying notional trust units. UAR's vest evenly over a period of three years commencing one year after grant and expire after four years.

The UAR's, upon vesting, provide certain employees entitlement to receive a cash payment equal to the excess of the market price of the Trust's Units over the exercise price of the right less notionally accrued distributions in excess of an eight percent return. These prices are denominated in US dollars and are based on quoted US distributions and market prices.

The following table summarizes the information about UAR's
As at December 31, 2004
	Number of Units	Weighted Average
	Appreciation Rights	Exercise Price (US$)
Outstanding, beginning of year	-	-
Granted	976,000	$9.59
Exercised	-	-
Cancelled	-	-
Outstanding, end of year	976,000	$9.59
Exercisable, end of year	-	-

Weighted average remaining contract life	3.48
Average potential reductions to exercise price	$0.35

The fair value associated with the UAR's is expensed in the statement of income over the vesting period. During the year, the Trust recorded compensation costs of $0.8 million with respect to the outstanding UAR's (2003 - nil).

11. Reconciliation of cash flow and distributions

	Year ended
	December 31,
	2004	2003
Cash provided by operating activities	$187,823	$102,835
Change in non cash working capital	(5,796)	23,377
Site restoration expenditures	3,219	2,153
Cash flow from operations	185,246	128,365
Cash (reserved) used for financing and
investing activities	(20,618)	1,247
Cash distributions to unitholders	164,628	129,612
Accumulated cash distributions,
beginning of period	248,018	118,406
Accumulated cash distributions, paid and declared,
end of period	$412,646	$248,018

Cash (reserved) used for financing and investing activities is a discretionary amount and represents the difference between cash flow from operations less distributions.

12. Future income taxes

Under this method, future income tax assets and liabilities are recognized based on the estimated tax effects of temporary differences in the carrying value of assets and liabilities, reported in the financial statements of the corporate subsidiaries, and their respective tax bases, using income tax rates substantively enacted on the consolidated balance sheet date:

	December 31,
	2004	2003
Petroleum and natural gas properties, production facilities and other	$70,301	$57,401
Midstream facilities	328	1,404
	$70,629	$58,805

The income tax provision differs from the expected amount calculated by applying the Canadian combined federal and provincial income tax rate of 38.87 percent (2003- 40.6 percent) as follows:

	Year ended
	2004	2003
Expected income tax recovery	$(4,186)	$ (8,019)
Increase (decrease) resulting from:
Non-deductible Crown charges and other payments	17,087	14,226
Federal resource allowance	(7,535)	(8,563)
Alberta Royalty Tax Credit	(194)	(183)
Income of the Trust and other	(41,336)	(44,050)
Capital Taxes	5,921	3,332
Witholding tax and other	1,282	-
Income tax rate changes	(4,413)	(9,889)
	$(33,374)	$ (53,146)

13. Related party transactions

On December 30, 2004, at the conclusion of a competitive process, Provident sold properties to a private company on whose board two of the directors of Provident sit and in which they own shares. The properties were sold for consideration of $3.5 million of which $0.5 million was cash and $3.0 million consisted of 10,000,000 common shares valued at $0.30 per share. The carrying value of these shares are included in investments on the balance sheet. The transaction was recorded at fair value.

Until January 17, 2003 the Trust was actively managed by Provident Management Corporation (the Manager), and in accordance with the terms of the management agreement, the Manager was entitled to receive a base fee in the amount of two percent of the operating cash flow of Provident, plus a total return fee based on distributions and unit price performance during the period. Pursuant to the management fee amending agreement approved in conjunction with the management internalization transaction, the base fee paid for the period January 1 to October 31, 2002 was $1.8 million and $0.5million for the period November 1 to December 31, 2002, for a total base fee of $2.3 million. The total return fee for 2002 was restricted to $9.0 million, payable by way of $4.0 million in cash and 467,290 trust units valued at $5.0 million. The Manager was reimbursed for administration expenses, which totaled $264,242 in 2002.

On January 17, 2003, Provident acquired all the issued and outstanding shares of Provident Management Corporation, Manager of the Trust and Provident, for consideration of $18.0 million payable with the issuance of 1,682,242 exchangeable shares. The exchangeable shares are held in escrow and are releasable as to 25 percent per year beginning on June 30, 2003, and are releasable or may be forfeited in certain other limited circumstances. This management internalization transaction eliminates external management fees effective January 1, 2003. The share purchase agreement as a condition of closing provides for executive employment contracts for the former shareholders of Provident Management Corporation. The full cost of this transaction, $18.6 million including transaction costs of $0.6 million, was expensed in 2003.

14.     Comparative balances

Certain comparative numbers have been restated to conform to the current year presentation.

15.     Financial instruments and hedging

Financial instruments of the Trust carried on the consolidated balance sheet consist mainly of cash and cash equivalents, accounts receivable, reclamation fund investments, current liabilities, other long-term liabilities, asset retirement obligations, commodity and foreign currency contracts and long-term debt. Except as noted below, as at December 31, 2004 and 2003, there were no significant differences between the carrying value of these financial instruments and their estimated fair value.

Substantially all of the Trust's accounts receivable are due from customers in the oil and gas industry and are subject to the normal industry credit risks. The Trust partially mitigates associated credit risk by limiting transactions with certain counterparties to limits imposed by the Trust based on the Trust's assessment of the creditworthiness of such counterparties. The carrying value of accounts receivable reflects management's assessment of the associated credit risks. With respect to counterparties to financial instruments, the Trust partially mitigates associated credit risk by limiting transactions to counterparties with investment grade credit ratings.

At January 1, 2004 the Trust adopted CICA accounting guideline 13 "Hedging relationships" resulting in the recognition of an unrealized loss of $25.1 million in deferred charges on the consolidated balance sheet that is being amortized to income in the same period as the corresponding losses associated with the hedged items.

Deferred derivative loss
Non-hedging derivative liability, January 1, 2004	$25,134
Derivative instruments amortized	(22,990)
Deferred derivative loss, December 31, 2004	$2,144

Provident's commodity price risk management program is intended to minimize the volatility of

Provident's commodity prices and to assist with stabilizing cash flow and distributions. Provident seeks to accomplish this through the use of financial instruments and physical delivery commodity contracts from time to time to reduce its exposure to fluctuations in commodity prices and foreign exchange rates.

With respect to financial instruments, Provident could be exposed to losses if a counter party fails to perform in accordance with the terms of the contract. This risk is managed by diversifying the derivative portfolio among counter parties meeting certain financial criteria.

    (i) Commodity price

a) Crude oil

For 2004, Provident paid out $56.2 million to settle various oil market based contracts on an aggregate volume of 2,729,700 barrels. For 2003, Provident paid out $23.9 million to settle various oil market based contracts on an aggregate volume of 1,867,500 barrels. The estimated value of contracts in place if settled at market prices at December 31, 2004 would have resulted in an opportunity cost of $25.2 million (December 31, 2003 -$21.1 million). The contracts in place at December 31, 2004 are summarized in the following table:

COGP
Year	Product	Volume	Terms	Effective Period
2005	Light Oil	2,750 Bpd	WTI US $26.07 per bbl (1)	January 1 - December 31
		500 Bpd	Costless collar US $26.00 - $30.10 per bbl	January 1 - December 31

USOGP (BreitbBurn)
Year	Product	Volume	Terms	Effective Period
2005	Light Oil	500 Bpd	Costless collar US$30.00 - $39.80 per bbl	January 1 - December 31
		500 Bpd	Costless collar US$30.00 - $39.50 per bbl	January 1 - December 31
		500 Bpd	Costless collar US$30.00 - $39.37 per bbl	January 1 - December 31
		500 Bpd	Costless collar US$30.00 - $40.00 per bbl	January 1 - December 31
		750 Bpd	Puts US $40.00 per bbl	January 1 - December 31
(1) Represents a number of transactions entered into over an extended period of time.
(2) Natural gas contracts are settled against AECO monthly index.
(3) Provides a floor price while allowing percentage participation above strike price.

b) Natural Gas

For 2004, Provident paid $10.4 million to settle various natural gas market based contracts on an aggregate of 10,946,000 gigajoules ("GJ"). For 2003, Provident received $25.0 million to settle various natural gas market based contracts on an aggregate of 23,063,900 gigajoules ("GJ"). As at December 31, 2004 the estimated value of contracts in place settled at market prices at December 31 would have resulted in an opportunity gain of $0.3 million (December 31, 2003 - an opportunity cost of $4.1 million). The contracts in place at December 31, 2004 are summarized in the following table:

Year	Product	Volume	Terms	Effective Period
2005	Natural Gas (2)	3,000 Gjpd	Cdn $5.90 per gj	January 1 - March 31
		3,000 Gjpd	Costless collar Cdn $5.25 - $7.10 per gj	January 1 - March 31
		2,000 Gjpd	Costless collar Cdn $5.50 - $7.29 per gj	January 1 - March 31
		2,000 Gjpd	Costless collar Cdn $5.50 - $7.40 per gj	January 1 - March 31
		1,000 Gjpd	Costless collar Cdn $5.50 - $7.60 per gj	January 1 - March 31
		2,000 Gjpd	Costless collar Cdn $5.50 - $7.38 per gj	January 1 - March 31
		600 Gjpd	Cdn $5.39 per gj	January 1 - October 31
		2,000 Gjpd	Costless collar Cdn $5.50 - $6.88 per gj	January 1 - October 31
		5,000 Gjpd	Costless collar Cdn $6.00 - $9.10 per gj	January 1 - January 31
		5,000 Gjpd	Puts Cdn $6.50 per gj (1)	April 1 - October 31
		5,000 Gjpd	Participating Swaps Cdn $6.00 per gj (3)	April 1 - October 31

c) Other

Provident paid $4.8 million to settle various midstream and marketing contracts which were entered into to fix prices on product sales.

Year	Product	Volume	Terms	Effective Period
2005	Propane	52,000 Bbls	US $0.88077 per usg (US$36.99 per bbl) (1)	January 1 - January 31

	Foreign Exchange		Sell US $6,500,000 @ $1.24128 (1)	January 1 - March 24
			Avg Rate Forward US $4,200,000 + 3 pts	January 25, 2005 - January 25, 2006

	Power	2.5 MW/h	$45.875 MW/h	January 1 - December 31

d) Foreign exchange contracts

Provident had foreign exchange sell contracts in place in 2004 for a total gain of $2.3 million . As at December 31, 2004 the estimated value of contracts in place settles at foreign exchange rates at December 31 would have resulted in an opportunity gain of $0.2 million. The foreign exchange gains have been included in note 18, as component of realized gain or loss on non-hedging derivative instruments and allocated to their respective business segments.

16.     Cash reserve for future site reclamation

Provident established a cash reserve effective May 1, 2001 for future site reclamation expenditures. In accordance with the royalty agreement, Provident funds the reserve by paying $0.25 per barrel of oil equivalent produced on a 6:1 basis into a segregated cash account. Actual expenditures incurred are then funded from the cash in this account. For the year ended December 31, 2004, $2.8 million was contributed to the reserve and actual expenditures totaled $3.2 million. For the year ended December 31, 2003, $2.5 million was added to the cash reserve and actual expenditures totaled $2.2 million.

17.     Commitments

Provident has office lease commitments that extend through April 2013. Future minimum lease payments for the following five years are: 2005 - $2.4 million; 2006 - $2.7 million; 2007 - $2.8 million, 2008 - $2.9 million; 2009 - $3.1 million, and $2.5 million thereafter.

18.     Segmented information

The Trust's business activities are conducted through three business segments: Canadian oil and natural gas production, United States oil and natural gas production and midstream services and marketing.

Oil and natural gas production in Canada and the United States includes exploitation, development and production of crude oil and natural gas reserves. Midstream services and marketing includes fractionation, transportation, loading and storage of natural gas liquids, and marketing of crude oil and natural gas liquids.

Geographically the Trust operates in Canada and the USA in the oil and gas production business segment. The geographic components have been presented as well as the midstream and marketing business that operates in Canada. Interest and long-term debt have been allocated to the business segments on the basis of invested capital at book value.

	Year ended December 31, 2004

	Canada Oil an d	United States Oil			Total Oil and		Midstream
	Natural Gas	and Natural Gas			Natural Gas		Services and		Inter-segment
	Production		Production		Production		Marketing		Elimination	Total
Revenue
Gross production revenue	$405,181		$44,688		$449,869		$-		$-	$449,869
Royalties	(85,190)		(4,009)		(89,199)		-		-	(89,199)
Product sales and service revenue	-		-		-		1,031,019		(190,835)	840,184
Realized gain/(loss) on financial derivative instruments	(65,366)		(425)		(65,791)		(3,153)		-	(68,944)

	254,625		40,254		294,879		1,027,866		(190,835)	1,131,910
Expenses
Cost of goods sold	-		-		-		932,476		(190,835)	741,641
Operating expenses	90,330		13,173		103,503		37,990		-	141,493
Transportation	5,087		-		5,087		-		-	5,087
Foreign exchange (gain) loss	(4)		(2,239)		(2,243)		763		-	(1,480)
General and administrative	16,439		4,113		20,552		6,552		-	27,104
	111,852		15,047		126,899		977,781		(190,835)	913,845
Earnings (loss) before interest, taxes, depletion,
depreciation, accretion and non-cash revenue	142,773		25,207		167,980		50,085		-	218,065
Non-cash revenue
Unrealized gain/(loss) on non-hedging derivative
instruments	3,788		(3,182)		606		331		-	937
Amortization of gain/(loss) on non-hedging
derivative instruments	(22,990)		-		(22,990)		-		-	(22,990)
	(19,202)	-	(3,182)	-	(22,384)	-	331	-	-	(22,053)
Other expenses
Depletion, depreciation and accretion	160,271		7,402		167,673		9,609		-	177,282
Interest on long-term debt & convertible debentures	16,338		2,547		18,885		6,731		-	25,616
Accretion and amortization on convertible debentures	1,801		175		1,976		832			2,808
Unrealized foreign exchange (gain) loss			(744)		(744)				-	(744)
Non-cash general and administrative	877		822		1,699		120		-	1,819
Capital taxes	5,292		-		5,292		629		-	5,921
Current and withholding taxes	-		1,201		1,201		81		-	1,282
Future income tax expense (recovery)	(40,457)		-		(40,457)		(120)		-	(40,577)
	144,122		11,403		155,525		17,882		-	173,407
Non-controlling interest	-		923		923					923
Net income (loss) for the year	$(20,551)		9,699		$(10,852)		32,534		$-	$21,682

	Year ended December 31, 2004

	Canada Oil and	United States Oil	Total Oil and	Midstream
	Natural Gas	and Natural Gas	Natural Gas	Services and	Inter-segment
	Production	Production	Production	Marketing	Elimination	Total
Selected balance sheet items

Capital Assets
Property, plant and equipment net	$763,306	$254,547	$1,017,853	$281,801	$-	$1,299,654
Goodwill	$330,944	$-	$330,944	$-	$-	$330,944

Capital Expenditures
Property, plant and equipment net	$61,454	$12,410	$73,864	$2,457	$-	$76,321
Property, plant and equipment through corporate
acquisitions
	$272,259	$214,261	$486,520	$1,300	$-	$487,820
Goodwill additions	$228,501	$-	$228,501	$-	$-	$228,501
Working capital
Accounts receivable	$78,299	$11,137	$89,436	$67,017	$(13,311)	$143,142
Petroleum product inventory	-	-	-	17,151	-	17,151
Accounts payable and accrued liabilities	$101,668	$28,639	$130,307	$54,416	$(13,311)	$171,412
Long-term debt	$274,683	$74,464	$349,147	$83,059	$-	$432,206

Year ended December 31, 2003
	Oil and	Midstream
	Natural	Services	Inter-
	Gas	and	segment
	Production	Marketing	Elimination	Total
Revenue
Gross production revenue	$305,531	$-	-	$305,531
Royalties	(72,869)	-	-	(72,869)
Product sales and service revenue	-	197,148	(24,957)	172,191
Other revenue	1,476	-	-	1,476
	234,138	197,148	(24,957)	406,329

Expense s
Cost of goods sold	-	178,104	(24,957)	153,147
Production, operating, and maintenance	76,396	7,644	-	84,040
Transportation	5,447	-	-	5,447
Cash general and administrative	14,289	1,076	-	15,365
Non-cash general and administrative	1,223	82	-	1,305
Foreign exchange	180			180
Management internalization	18,592	-	-	18,592
	116,127	186,906	(24,957)	278,076

Earnings before interest taxes, depletion,
depreciation and accretion	118,011	10,242	-	128,253

Interest on long-term debt and convertible
debentures	15,709	1,365	-	17,074
Accretion and amortization on convertible
debentures	2,405	209		2,614
Depletion, depreciation and accretion	136,066	2,206	-	138,272
Capital taxes	3,177	155	-	3,332
Future income tax recovery (Note 15)	(55,074)	(1,404)	-	(56,478)
	102,283	2,531	-	104,814

Net income (loss) for the period	$15,728	$7,711	-	$23,439

Capital Expenditure s
Acquisition of Redwater	$-	$298,638	$-	$298,638
Property, plant and equipment	$31,628	$-	$-	$31,628
Selected balance sheet item s
Working capital
Accounts receivable	$47,691	$76,106	$(4,907)	$118,890
Petroleum product inventory	$-	$24,206	$-	$24,206
Accounts payable	$52,146	$74,593	$(4,907)	$121,832
Long-term debt	$243,334	$113,239	$-	$356,573

19. Subsequent event

On February 9, 2005 the Trust announced it's intention to issue 8.4 million Trust units at $12.00 per unit for proceeds of $100.8 million ($95.8 million net of issue costs) and $100 million (($96.0 million net of issue costs) of 6.5 percent convertible debentures pursuant to a final prospectus dated February 18, 2005. The bought deal financing closed March 1, 2005. On March 2, 2005, the proceeds were used to pay for the C$96 million (US$75 million) Nautilus corporate acquisition by Provident Energy's U.S. subsidiary Breitburn Energy L.P. The remainder of the funds were used to pay down Provident Energy's long-term debt.

Provident Energy Ltd

Thomas w. Buchanan
Chief Executive Officer